Exhibit 99.2

Royal Bank of Canada second quarter 2025 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Our Q2 2025 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $4.4 Billion Up 11% YoY	Diluted EPS 1 $3.02 Up 10% YoY	Total PCL 1 $1.4 Billion PCL on loans ratio 1 up 16 bps 1 QoQ	ROE 1, 2 14.2% Down 30 bps YoY	CET1 ratio 1 13.2% Above regulatory requirements

Adjusted net income 3 $4.5 Billion Up 8% YoY	Adjusted diluted EPS 3 $3.12 Up 7% YoY	Total ACL 1 $7.5 Billion ACL on loans ratio 1 up 6 bps QoQ	Adjusted ROE 3 14.7% Down 80 bps YoY	LCR 1 131% Up from 128% last quarter
TORONTO, May
 29, 2025
— Royal Bank of Canada
4
(RY on TSX and NYSE) today reported net income of $4.4 billion for the quarter ended April 30, 2025, up $0.4 billion or 11% from the prior year. Diluted EPS was $3.02, up 10% over the same period. Strong earnings growth in Personal Banking, Wealth Management and Insurance, and higher results in Commercial Banking, were partly offset by lower results in Capital Markets. Net losses were lower in Corporate Support, primarily due to the after-tax impact of specified items related to the HSBC Bank Canada (HSBC Canada)
5
transaction last year. The inclusion of HSBC Canada results
5
increased net income by $258 million. Adjusted net income
3
and adjusted diluted EPS
3
of $4.5 billion and $3.12 were up 8% and 7%, respectively, from the prior year.
Our consolidated results reflect an increase in total PCL of $504 million from a year ago, including a $324 million increase in PCL on performing loans. Provisions were higher across Commercial Banking, Personal Banking and Wealth Management, and in Capital Markets to a lesser extent. The PCL on loans ratio of 58 bps increased 17 bps from the prior year, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs).
Pre-provision,
pre-tax
earnings
6
of $6.9 billion were up $1.1 billion or 19% from last year. The inclusion of HSBC Canada results increased pre-provision,
pre-tax
earnings
6
by $264 million. Excluding HSBC Canada results,
pre-provision,
pre-tax
earnings
6
increased 15% from last year, mainly due to higher net interest income reflecting strong average volume growth in Personal Banking and Commercial Banking, higher spreads in Personal Banking and higher fixed income trading revenue in Capital Markets. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, lower HSBC Canada transaction and integration costs, which is treated as a specified item, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher expenses driven by higher staff-related costs, including severance, higher variable compensation on increased results and ongoing investments in technology.
Compared to last quarter, net income was down 14% reflecting lower results across each of our business segments. Adjusted net income
3
was down 14% over the same period.
Pre-provision,
pre-tax
earnings
6
were down $0.5 billion or 7%, primarily due to seasonally lower trading revenue, partially offset by lower variable compensation on decreased results and higher net interest income. The PCL on loans ratio of 58 bps increased 16 bps from the prior quarter, mainly reflecting higher provisions in Commercial Banking and Personal Banking. The PCL on impaired loans ratio
1
was 35 bps, down 4 bps from the prior quarter, mainly reflecting lower provisions in Capital Markets. The PCL on performing loans ratio was 23 bps, up 20 bps from the prior quarter, driven by unfavourable changes to our macroeconomic forecast and scenario weights.
Our capital position remains robust, with a CET1 ratio of 13.2%, supporting solid volume growth and $2.6 billion of capital returned to our shareholders through common share dividends and share buybacks.
Today, we declared a quarterly dividend of $1.54 per share reflecting an increase of $0.06
or
4%. We also announced our intention, subject to the approval of the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI), to commence a normal course issuer bid and to repurchase for cancellation up to 35 million of our common shares.

“We saw the strength of our diversified business model reflected across our largest segments in Q2, underpinned by our robust capital position, balance sheet strength and prudent, through-the-cycle approach to risk management. Importantly, in a quarter hallmarked by macroeconomic uncertainty and market volatility, Team RBC continued to step up for our clients with the advice, insights and experiences they expect from us. We also hosted an Investor Day, detailing how we are accelerating our ambitions to extend our leadership in Canada, grow in global fee pools, including in the United States – our second home market, leverage our data scale and artificial intelligence investments to create more value for clients and deliver on our medium-term objectives for our shareholders.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Q2 2025 Compared to Q2 2024	Reported: • Net income of $4,390 million • Diluted EPS of $3.02 • ROE of 14.2% • CET1 ratio of 13.2%	h 11% h 10% i 30 bps h 40 bps	Adjusted 3 : • Net income of $4,528 million • Diluted EPS of $3.12 • ROE of 14.7%	h 8% h 7% i 80 bps

Q2 2025 Compared to Q1 2025	• Net income of $4,390 million • Diluted EPS of $3.02 • ROE of 14.2% • CET1 ratio of 13.2%	i 14% i 15% i 260 bps g unchanged	• Net income of $4,528 million • Diluted EPS of $3.12 • ROE of 14.7%	i 14% i 14% i 250 bps

YTD 2025 Compared to YTD 2024	• Net income of $9,521 million • Diluted EPS of $6.56 • ROE of 15.5%	h 26% h 25% h 170 bps	• Net income of $9,782 million • Diluted EPS of $6.75 • ROE of 15.9%	h 18% h 17% h 70 bps

(1)	See the Glossary section of this Q2 2025 Report to Shareholders for composition of these measures.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP
measures section of this Q2 2025
Report to Shareholders.

(3)	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q2 2025 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
On March 28, 2024, we completed the acquisition of HSBC Canada (HSBC Canada transaction). HSBC Canada results reflect revenue, PCL, non-interest
expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of this Q2 2025 Report to Shareholders.

(6)
Pre-provision,
pre-tax
(PPPT) earnings is calculated as income (April 30, 2025: $4,390 million; January 31, 2025: $5,131 million; April 30, 2024: $3,950 million) before income taxes (April 30, 2025: $1,128 million; January 31, 2025: $1,302 million; April 30, 2024: $976 million) and PCL (April 30, 2025: $1,424 million; January 31, 2025: $1,050 million; April 30, 2024: $920 million). For the three months ended April 30, 2024, pre-provision, pre-tax earnings excluding HSBC Canada results of $5,700 million is calculated as pre-provision, pre-tax earnings of $5,846 million less net income of $(51) million, income taxes of $(20) million and PCL of $217 million. For the three months ended April 30, 2025, pre-provision, pre-tax earnings excluding HSBC Canada results of $6,532 million is calculated as pre-provision,
pre-tax
earnings of $6,942 million less net income of $207 million, income taxes of $75 million, and PCL of $128 million. This is a non-GAAP
measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP
measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Royal Bank of Canada
  Second Quarter 2025

Table of contents

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
7	Key corporate events
8	Financial performance
	8	Overview
12	Business segment results
	12	How we measure and report our business segments

	12	Key performance and non-GAAP measures
	15	Personal Banking
	16	Commercial Banking
	18	Wealth Management
	20	Insurance
	21	Capital Markets
	22	Corporate Support
23	Quarterly results and trend analysis
24	Financial condition
	24	Condensed balance sheets
	25	Off-balance sheet arrangements
25	Risk management
	25	Credit risk
	29	Market risk
	33	Liquidity and funding risk
42	Capital management

46	Accounting and control matters
	46	Summary of accounting policies and estimates
	46	Controls and procedures
46	Related party transactions
47	Glossary
50	Enhanced Disclosure Task Force recommendations index
51	Interim Condensed Consolidated Financial Statements (unaudited)
57	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
78	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and six month periods ended or as at April 30, 2025, compared to the corresponding periods in the prior fiscal year and the three month period ended January 31, 2025. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2025 (Condensed Financial Statements) and related notes and our 2024 Annual Report. This MD&A is dated May 28, 2025. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2024 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2025 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, priorities, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), Euro area and global economies, the regulatory environment in which we operate and the risk environment including our credit risk, market risk, liquidity and funding risk, and include statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

Royal Bank of Canada
  Second Quarter 2025   3

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, and other risks discussed in the risk sections of our 2024 Annual Report and the Risk management section of this Q2 2025 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report and the Risk management section of this Q2 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2024 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q2 2025 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report and the Risk management section of this Q2 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

Overview and outlook

About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led
approach to delivering leading performance. Our success comes from the 97,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.
Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing
®
moved from the previous Personal & Commercial Banking segment to the Wealth Management segment. Comparative results in this MD&A have been revised to conform to our new basis of segment presentation.

Royal Bank of Canada
  Second Quarter 2025

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2025 (1)	January 31 2025 (1)	April 30 2024 (1)	April 30 2025 (1)	April 30 2024 (1)
Total revenue	$15,672	$16,739	$14,154	$32,411	$27,639
Provision for credit losses (PCL)	1,424	1,050	920	2,474	1,733
Non-interest expense	8,730	9,256	8,308	17,986	16,632
Income before income taxes	5,518	6,433	4,926	11,951	9,274
Net income	$4,390	$5,131	$3,950	$9,521	$7,532
Net income – adjusted (2), (3)	$4,528	$5,254	$4,198	$9,782	$8,264
Segments – net income
Personal Banking (4)	$1,602	$1,678	$1,403	$3,280	$2,756
Commercial Banking (4)	597	777	577	1,374	1,227
Wealth Management (4)	929	980	840	1,909	1,504
Insurance	211	272	177	483	397
Capital Markets	1,202	1,432	1,262	2,634	2,416
Corporate Support	(151)	(8)	(309)	(159)	(768)
Net income	$4,390	$5,131	$3,950	$9,521	$7,532
Selected information
Earnings per share (EPS) – basic	$3.03	$3.54	$2.75	$6.57	$5.25
– diluted	3.02	3.54	2.74	6.56	5.25
– basic adjusted (2), (3)	3.13	3.63	2.92	6.76	5.77
– diluted adjusted (2), (3)	3.12	3.62	2.92	6.75	5.77
Return on common equity (ROE) (3)	14.2%	16.8%	14.5%	15.5%	13.8%
ROE – adjusted (2), (3)	14.7%	17.2%	15.5%	15.9%	15.2%
Average common equity (5)	$123,300	$118,550	$108,650	$120,900	$107,850
Net interest margin (NIM) – on average earning assets, net (3)	1.64%	1.60%	1.50%	1.62%	1.45%
PCL on loans as a % of average net loans and acceptances	0.58%	0.42%	0.41%	0.50%	0.39%
PCL on performing loans as a % of average net loans and acceptances	0.23%	0.03%	0.11%	0.13%	0.08%
PCL on impaired loans as a % of average net loans and acceptances	0.35%	0.39%	0.30%	0.37%	0.31%
Gross impaired loans (GIL) as a % of loans and acceptances	0.88%	0.78%	0.55%	0.88%	0.55%
Liquidity coverage ratio (LCR) (3), (6)	131%	128%	128%	131%	128%
Net stable funding ratio (NSFR) (3), (6)	116%	115%	111%	116%	111%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (3), (7)
Common Equity Tier 1 (CET1) ratio	13.2%	13.2%	12.8%	13.2%	12.8%
Tier 1 capital ratio	14.7%	14.6%	14.1%	14.7%	14.1%
Total capital ratio	16.5%	16.4%	16.1%	16.5%	16.1%
Leverage ratio	4.3%	4.4%	4.2%	4.3%	4.2%
TLAC ratio	31.0%	29.8%	27.5%	31.0%	27.5%
TLAC leverage ratio	9.2%	8.9%	8.1%	9.2%	8.1%
Selected balance sheet and other information (8)
Total assets	$2,242,133	$2,191,026	$2,031,050	$2,242,133	$2,031,050
Securities, net of applicable allowance	492,497	488,025	412,553	492,497	412,553
Loans, net of allowance for loan losses	1,007,306	1,006,050	960,539	1,007,306	960,539
Derivative related assets	188,211	153,686	130,199	188,211	130,199
Deposits	1,446,786	1,441,940	1,327,603	1,446,786	1,327,603
Common equity	122,084	122,763	112,065	122,084	112,065
Total risk-weighted assets (RWA) (3), (7)	703,920	708,941	653,702	703,920	653,702
Assets under management (AUM) (3)	1,363,900	1,428,700	1,223,300	1,363,900	1,223,300
Assets under administration (AUA) (3), (9)	5,019,700	5,148,300	4,546,200	5,019,700	4,546,200
Common share information
Shares outstanding (000s) – average basic	1,411,362	1,413,937	1,412,651	1,412,671	1,409,452
– average diluted	1,413,517	1,416,502	1,414,166	1,415,037	1,410,842
– end of period	1,409,539	1,412,878	1,414,304	1,409,539	1,414,304
Dividends declared per common share	$1.48	$1.48	$1.38	$2.96	$2.76
Dividend yield (3)	3.6%	3.4%	4.1%	3.6%	4.4%
Dividend payout ratio (3)	49%	42%	50%	45%	53%
Common share price (RY on TSX) (10)	$165.47	$177.18	$133.19	$165.47	$133.19
Market capitalization (TSX) (10)	233,236	250,334	188,371	233,236	188,371
Business information (number of)
Employees (full-time equivalent) (FTE)	94,369	94,624	94,480	94,369	94,480
Bank branches	1,284	1,286	1,348	1,284	1,348
Automated teller machines (ATMs)	4,331	4,358	4,447	4,331	4,447
Period average US$ equivalent of C$1.00 (11)	0.704	0.699	0.734	0.701	0.740
Period-end US$ equivalent of C$1.00	0.725	0.687	0.727	0.725	0.727

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section.

(2)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	See Glossary for composition of these measures.
(4)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(5)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(6)
The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.

(7)
Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. For further details, refer to the Capital management section.

(8)	Represents period-end spot balances.
(9)
AUA includes $15 billion and $6 billion (January 31, 2025 – $15 billion and $6 billion; April 30, 2024 – $16 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.

(10)	Based on TSX closing market price at period-end.
(11)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Second Quarter 2025   5

Economic, market and regulatory review and outlook – data as at May 28, 2025
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
U.S. international trade policy has weakened the economic growth outlook across most advanced economies, including Canada, the Euro area, the U.K. and the U.S. The U.S. administration has imposed a universal 10% baseline tariff on all its trade partners but left exemptions for trade that is compliant with the Canada-United States-Mexico Agreement (CUSMA). Product-specific tariffs have also been imposed on U.S. imports of steel, aluminum and motor vehicles. Canada has retaliated with tariffs on certain U.S. goods. The economic growth outlook remains highly dependent on the length of time that the new tariffs imposed this calendar year remain in place and whether additional trade measures are imposed. Our forecast assumes that tariffs remain in place broadly as-is until the fourth calendar quarter of 2025 before easing. We expect the U.S. economy will grow at a slower rate this year than last year but do not expect it to contract. Tariffs are expected to increase consumer prices, particularly in the U.S., while the removal of the consumer carbon tax from energy products is expected to lower price growth in Canada. We expect the U.S. Federal Reserve (Fed) to resume cutting interest rates later this calendar year as anticipated weaker economic growth and a rising unemployment rate offset concerns about the upward impact of tariffs on inflation. The Bank of Canada (BoC) reduced interest rates by more than other global central banks over the last calendar year and we expect further moderate reductions into this summer. We expect slow growth in the U.K. and Euro area economies with the Bank of England (BOE) and the European Central Bank (ECB) expected to reduce policy interest rates further.
Canada
Canadian GDP is expected to have risen 1.8%
1
in the first calendar quarter of 2025 following an increase of 2.6%
1
in the final calendar quarter of 2024 but growth is expected to slow in the second calendar quarter of 2025 as international trade disruptions weigh on economic growth. Strength in consumer spending is expected to have waned in the first calendar quarter of 2025. Residential investment likely remained weak given slow resale activities and non-residential
capital investment is expected to decline in the second calendar quarter. The unemployment rate increased to 6.9% in April 2025, up 0.7% from a year earlier, and is expected to continue to rise to 7.1% in the third calendar quarter of 2025, as a weakened domestic economic backdrop due to the impact of tariffs slows hiring demand. Inflation surprised to the upside early in 2025 but is expected to ease back to the BoC’s 2% target rate with the end of the consumer carbon tax on energy products. The BoC is expected to reduce the overnight rate to 2.25% in the third calendar quarter of 2025. GDP growth is expected to remain low over the second half of calendar 2025, before gradually recovering in calendar 2026.
U.S.
U.S. GDP fell by 0.3%
1
in the first calendar quarter of 2025 following a 2.4%
1
increase in the final calendar quarter of 2024. The decline was mostly due to a rise in imports and drop in government spending while household spending and business investment continued to grow. We expect slow GDP growth over the remainder of the 2025 calendar year as tariffs imposed by the U.S. administration increase costs and slow domestic production. The unemployment rate remains low but increased to 4.2% in April, up 0.3% from a year earlier. Job openings have continued to decline and wage growth has slowed. Inflationary pressures showed signs of re-acceleration
in early calendar 2025 and are expected to increase further as tariffs raise input costs and consumer prices. Weaker economic growth and a rising unemployment rate for the remainder of calendar 2025 is expected to result in Federal Reserve interest rate reductions despite higher inflation. We expect the Fed to reduce the target range for the federal funds rate by 75 basis points in calendar 2025 with the first reduction in the third calendar quarter.
Euro area and the U.K.
Euro area GDP rose 0.3% in the first calendar quarter of 2025 following a 0.2% increase in the final calendar quarter of 2024. GDP growth is expected to remain slow but positive in the remaining quarters of this calendar year, as softening in global demand for Euro area exports is expected to be partially offset by higher government spending. Unemployment rates remain low across countries in the Euro area but are expected to rise modestly through the rest of calendar 2025. The ECB cut the deposit rate to 2.25% in April and further reductions are expected to a 1.75% rate in the third calendar quarter of 2025. U.K. GDP grew by 0.7% in the first calendar quarter of 2025 following a 0.1% increase in the fourth calendar quarter of 2024. GDP growth in the U.K. is expected to remain slow and the unemployment rate is expected to remain low for the remainder of calendar 2025. We anticipate the BoE will continue to cut the Bank Rate until it reaches 3.75%, which is expected by the end of calendar 2025.
Financial markets
The U.S. dollar has depreciated by about 5% since
mid-January
based on the trade-weighted U.S. dollar index. Equity markets have been volatile. The S&P 500 has not changed significantly from levels at the end of calendar 2024 with sharp declines in April reversing in subsequent weeks, and has broadly underperformed equity markets in the rest of the world. Government yield curves have steepened over the last three months across Canada, the United States and Europe, with longer-term bond yields rising slightly over that period while shorter-term yields have declined. Credit spreads have narrowed after widening in April. Other global commodity prices, including oil, have dropped, given expectations of slow global economic growth due to protectionist U.S. trade policy.

1	Annualized rate

Royal Bank of Canada
  Second Quarter 2025

Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high-level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2024 Annual Report and updates are listed below.
Global uncertainty
In April 2025, the International Monetary Fund (IMF) projected global growth of 2.8%
2
for calendar 2025, down 0.5% from its January forecast. Significant uncertainty continues to pose risks to the global economic outlook, driven by:
•
Escalation of trade tensions, including protectionist trade policies such as the imposition of tariffs, which could soften demand, increase inflationary pressures, lower investment, disrupt supply chains and further reduce near- and long-term growth;

•	A shift away from global economic integration, which could negatively impact productivity, growth and financial stability;
•
Potential financial market instability or faster-than-anticipated deceleration in growth resulting from the persistence of inflation and elevated interest rates, along with their associated impact on consumer and business confidence;

•	Diverging monetary policies in response to inflationary pressures, which may drive asset repricing, impact foreign exchange rates and capital flows and heighten financial market volatility;
•
Shifting global policy priorities, including prolonged uncertainty surrounding changes to U.S. trade, foreign relations, defense and immigration policies, which could disrupt global alliances and heighten economic, market and other risks;

•	Labour supply gaps which could hinder potential growth;
•	Ongoing conflicts such as those between Russia and Ukraine and those in the Middle East, as well as increasing tensions in other regions such as between China and Taiwan;
•	Increased polarization and social unrest; and
•	Extreme weather-related events.
Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
U.S. legislative proposals
On May 22, 2025, the U.S. House of Representatives passed the One Big Beautiful Bill Act (the Bill). The Bill extends many of the expiring provisions in the 2017 Tax Cuts and Jobs Act and proposes a number of new measures, including the introduction of a new tax regime to retaliate against countries that impose taxes on U.S. persons that are deemed unfair, discriminatory or extraterritorial. As the Bill is not yet final, it is possible that the Bill may not ultimately be enacted, or may change significantly prior to enactment, including through removal of or amendments to any currently proposed provisions, or the addition of new provisions. We continue to actively monitor for developments and assess implications to RBC as the Bill moves through the legislative process.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2024 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of this Q2 2025 Report to Shareholders.

2	Given the complexity and fluidity of the current economic environment, the IMF has used a reference forecast in lieu of the usual baseline to project global growth.

Royal Bank of Canada
  Second Quarter 2025   7

Key corporate events
HSBC Bank Canada
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The following table provides details on the impact of the acquisition of HSBC Canada (the HSBC Canada transaction) on our Personal Banking segment, Commercial Banking segment and consolidated results, and reflects revenue, PCL, non-interest
expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities (HSBC Canada results).

	For the three months ended April 30, 2025
	Segment results – Personal Banking			Segment results – Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$3,286	$233	$3,519	$1,442	$292	$1,734	$7,500	$556	$8,056
Non-interest income	1,279	7	1,286	287	41	328	7,523	93	7,616
Total revenue	4,565	240	4,805	1,729	333	2,062	15,023	649	15,672
PCL	651	3	654	416	123	539	1,296	128	1,424
Non-interest expense	1,830	122	1,952	611	87	698	8,491	239	8,730
Income before income taxes	2,084	115	2,199	702	123	825	5,236	282	5,518
Income taxes	566	31	597	194	34	228	1,053	75	1,128
Net income	$1,518	$84	$1,602	$508	$89	$597	$4,183	$207	$4,390

	For the three months ended April 30, 2024 (1)
	Segment results – Personal Banking			Segment results – Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$2,907	$78	$2,985	$1,239	$90	$1,329	$6,444	$179	$6,623
Non-interest income	1,167	11	1,178	304	23	327	7,465	66	7,531
Total revenue	4,074	89	4,163	1,543	113	1,656	13,909	245	14,154
PCL (2)	419	45	464	134	156	290	703	217	920
Non-interest expense	1,731	56	1,787	535	31	566	8,209	99	8,308
Income before income taxes	1,924	(12)	1,912	874	(74)	800	4,997	(71)	4,926
Income taxes	512	(3)	509	244	(21)	223	996	(20)	976
Net income	$1,412	$(9)	$1,403	$630	$(53)	$577	$4,001	$(51)	$3,950

(1)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(2)
Segment results – Personal Banking and Segment results – Commercial Banking include initial PCL on purchased performing financial assets of $44 million and $142 million, respectively. Consolidated results include initial PCL on purchased performing financial assets of $200 million, of which $193 million relates to purchased performing loans.

	For the six months ended April 30, 2025
	Segment results – Personal Banking			Segment results – Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$6,560	$464	$7,024	$2,912	$618	$3,530	$14,859	$1,145	$16,004
Non-interest income	2,555	37	2,592	586	73	659	16,187	220	16,407
Total revenue	9,115	501	9,616	3,498	691	4,189	31,046	1,365	32,411
PCL	1,134	8	1,142	604	274	878	2,191	283	2,474
Non-interest expense	3,715	252	3,967	1,215	193	1,408	17,482	504	17,986
Income before income taxes	4,266	241	4,507	1,679	224	1,903	11,373	578	11,951
Income taxes	1,161	66	1,227	467	62	529	2,273	157	2,430
Net income	$3,105	$175	$3,280	$1,212	$162	$1,374	$9,100	$421	$9,521

	For the six months ended April 30, 2024 (1)
	Segment results – Personal Banking			Segment results – Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$5,761	$78	$5,839	$2,521	$90	$2,611	$12,776	$179	$12,955
Non-interest income	2,344	11	2,355	635	23	658	14,618	66	14,684
Total revenue	8,105	89	8,194	3,156	113	3,269	27,394	245	27,639
PCL (2)	883	45	928	304	156	460	1,516	217	1,733
Non-interest expense	3,455	56	3,511	1,077	31	1,108	16,533	99	16,632
Income before income taxes	3,767	(12)	3,755	1,775	(74)	1,701	9,345	(71)	9,274
Income taxes	1,002	(3)	999	495	(21)	474	1,762	(20)	1,742
Net income	$2,765	$(9)	$2,756	$1,280	$(53)	$1,227	$7,583	$(51)	$7,532

(1)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(2)
Segment results – Personal Banking and Segment results – Commercial Banking include initial PCL on purchased performing financial assets of $44 million and $142 million, respectively. Consolidated results include initial PCL on purchased performing financial assets of $200 million, of which $193 million relates to purchased performing loans.

Royal Bank of Canada
  Second Quarter 2025

Financial performance

Overview
Q2 2025 vs. Q2 2024
Net income of $4,390 million was up $440 million or 11% from a year ago. Diluted EPS of $3.02 was up $0.28 or 10% and ROE of 14.2% was down from 14.5% a year ago. Our CET1 ratio of 13.2% was up 40 bps from a year ago.
Adjusted net income of $4,528 million was up $330 million or 8% from a year ago. Adjusted diluted EPS of $3.12 was up $0.20 or 7% and adjusted ROE of 14.7% was down from 15.5% from a year ago.
Our earnings reflect higher results in Personal Banking, Wealth Management, Insurance and Commercial Banking, partially offset by lower earnings in Capital Markets. Prior period results reflect higher HSBC Canada transaction and integration costs and the impact of management of closing capital volatility related to the HSBC Canada transaction, both of which were treated as specified items and reported in Corporate Support. Our earnings also reflect higher PCL, mainly on performing loans, and the impact of foreign exchange translation.
Q2 2025 vs. Q1 2025
Net income of $4,390 million was down $741 million or 14% from last quarter. Diluted EPS of $3.02 was down $0.52 or 15% and ROE of 14.2% was down from 16.8% in the prior quarter. Our CET1 ratio of 13.2% was unchanged from last quarter.
Adjusted net income of $4,528 million was down $726 million or 14% from last quarter. Adjusted diluted EPS of $3.12 was down $0.50 or 14% and adjusted ROE of 14.7% was down from 17.2% last quarter.
Our earnings reflect lower results across all of our business segments and in Corporate Support. Higher PCL on performing loans contributed to lower results.
Q2 2025 vs. Q2 2024 (Six months ended)
Net income of $9,521 million was up $1,989 million or 26% from the same period last year. Diluted EPS of $6.56 was up $1.31 or 25% and ROE of 15.5% was up from 13.8% in the prior year.
Adjusted net income of $9,782 million was up $1,518 million or 18% from the same period last year. Adjusted diluted EPS of $6.75 was up $0.98 or 17% and adjusted ROE of 15.9% was up from 15.2% in the prior year.
Our earnings were up from the same period last year, primarily driven by higher results across all of our business segments. Results in the current period also reflect a lower impact from HSBC Canada transaction and integration costs which is treated as a specified item and reported in Corporate Support. Our earnings also reflect higher PCL and the impact of foreign exchange translation.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the
after-tax
impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	Q2 2025 vs. Q2 2024	Q2 2025 vs. Q1 2025	Q2 2025 vs. Q2 2024
Increase (decrease):
Total revenue	$306	$(20)	$783
PCL	10	–	24
Non-interest expense	177	(6)	437
Income taxes	13	(1)	36
Net income	106	(13)	286
Impact on EPS
Basic	$0.07	$(0.01)	$0.20
Diluted	0.07	(0.01)	0.20
The relevant average exchange rates that impact our business are shown in the following table:

	$		$		$		$	$		$
(Average foreign currency equivalent of C$1.00) (1)	For the three months ended							For the six months ended
	April 30 2025		January 31 2025		April 30 2024			April 30 2025		April 30 2024
U.S. dollar		0.704		0.699		0.734			0.701		0.740
British pound		0.544		0.556		0.583			0.550		0.586
Euro		0.650		0.669		0.682			0.659		0.683

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Second Quarter 2025   9

Total revenue

(Millions of Canadian dollars, except percentage amounts)	For the three months ended			For the six months ended
	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Interest and dividend income	$24,970	$26,455	$25,754	$51,425	$51,363
Interest expense	16,914	18,507	19,131	35,421	38,408
Net interest income	$8,056	$7,948	$6,623	$16,004	$12,955
NIM	1.64%	1.60%	1.50%	1.62%	1.45%
Insurance service result	$224	$286	$203	$510	$390
Insurance investment result	78	82	59	160	200
Trading revenue	641	1,195	633	1,836	1,437
Investment management and custodial fees	2,544	2,667	2,257	5,211	4,442
Mutual fund revenue	1,211	1,236	1,067	2,447	2,097
Securities brokerage commissions	486	471	431	957	819
Service charges	607	612	557	1,219	1,111
Underwriting and other advisory fees	615	674	734	1,289	1,340
Foreign exchange revenue, other than trading	338	318	287	656	549
Card service revenue	328	317	291	645	617
Credit fees	370	435	434	805	829
Net gains on investment securities	45	55	59	100	129
Income (loss) from joint ventures and associates	16	19	18	35	30
Other	113	424	501	537	694
Non-interest income	7,616	8,791	7,531	16,407	14,684
Total revenue	$15,672	$16,739	$14,154	$32,411	$27,639
Additional trading information
Net interest income (1)	$614	$364	$403	$978	$747
Non-interest income	641	1,195	633	1,836	1,437
Total trading revenue	$1,255	$1,559	$1,036	$2,814	$2,184

(1)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q2 2025 vs. Q2 2024
Total revenue increased $1,518 million or 11% from a year ago, largely due to higher net interest income. Higher investment management and custodial fees and mutual fund revenue also contributed to the increase. These factors were partially offset by lower other revenue and underwriting and other advisory fees. The impact of foreign exchange translation increased revenue by $306 million. The inclusion of HSBC Canada revenue contributed $649 million to total revenue.
Net interest income increased $1,433 million or 22%, of which $377 million reflects the inclusion of HSBC Canada net interest income. The remaining increase of $1,056 million or 16% was mainly due to average volume growth in Personal Banking and Commercial Banking, as well as higher spreads in Personal Banking. Higher fixed income trading revenue primarily in North America in Capital Markets and the impact of foreign exchange translation also contributed to the increase.
NIM was up 14 bps compared to a year ago, mainly due to higher trading net interest margin in Capital Markets, the acquisition of HSBC Canada including the accretion of fair value adjustments, the sustained impact of a higher interest rate environment across most of our business segments, as well as favourable changes in product mix in Personal Banking. These factors were partially offset by competitive pricing pressures in Personal Banking and Commercial Banking.
Investment management and custodial fees increased $287 million or 13%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $144 million or 13%, primarily due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, as well as higher average mutual fund balances driving higher distribution fees in Personal Banking.
Underwriting and other advisory fees decreased $119 million or 16%, mainly due to lower M&A activity across all regions.
Other revenue decreased $388 million or 77%, primarily attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, as well as the impact of management of closing capital volatility related to the HSBC Canada transaction in the same quarter last year, which is treated as a specified item.
Q2 2025 vs. Q1 2025
Total revenue decreased $1,067 million or 6% from prior quarter, primarily due to lower trading revenue, other revenue and investment management and custodial fees. These factors were partially offset by higher net interest income.
Net interest income increased $108 million or 1%, mainly due to higher equity trading revenue across most regions in Capital Markets, partially offset by the impact of three less days in the current quarter.
Trading revenue decreased $554 million or 46%, primarily due to lower fixed income and equity trading revenue across most regions.
Investment management and custodial fees decreased $123 million or 5%, mainly due to seasonally lower performance fees, as well as three less days in the quarter and lower fee-based client assets driven by unfavourable market conditions, partially offset by net sales.
Other revenue decreased $311 million or 73%, primarily attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.

Royal Bank of Canada
  Second Quarter 2025

Q2 2025 vs. Q2 2024 (Six months ended)
Total revenue increased $4,772 million or 17% from the same period last year, mainly driven by higher net interest income. Higher investment management and custodial fees, trading revenue and mutual fund revenue also contributed to the increase. These factors were partially offset by lower other revenue. The impact of foreign exchange translation increased revenue by $783 million. The inclusion of HSBC Canada revenue contributed $1,365 million to total revenue.
Net interest income increased $3,049 million or 24%, of which $966 million reflects the inclusion of HSBC Canada net interest income. The remaining increase of $2,083 million or 16% was primarily due to average volume growth in Personal Banking and Commercial Banking, as well as higher spreads in Personal Banking. Higher fixed income trading revenue primarily in North America in Capital Markets and the impact of foreign exchange translation also contributed to the increase.
Trading revenue increased $399 million or 28%, primarily due to higher equity trading revenue across most regions, higher foreign exchange trading revenue across all regions and higher commodities trading revenue primarily in Europe. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower fixed income trading revenue primarily in North America.
Investment management and custodial fees increased $769 million or 17%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $350 million or 17%, largely due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, as well as higher average mutual fund balances driving higher distribution fees in Personal Banking.
Other revenue decreased $157 million or 23%, primarily attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense. This was partially offset by the impact of management of closing capital volatility related to the HSBC Canada transaction in the same period last year, which is treated as a specified item.
Provision for credit losses
(1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2025	January 31 2025	April 30 2024 (2)	April 30 2025	April 30 2024 (2)
Personal Banking	$246	$63	$103	$309	$236
Commercial Banking	253	30	140	283	156
Wealth Management	35	36	(19)	71	(46)
Capital Markets	35	(61)	19	(26)	29
Corporate Support and other (3)	(1)	–	1	(1)	2
PCL on performing loans	568	68	244	636	377
Personal Banking	$410	$427	$362	$837	$694
Commercial Banking	286	308	149	594	303
Wealth Management	51	45	46	96	84
Capital Markets	105	205	115	310	276
PCL on impaired loans	852	985	672	1,837	1,357
PCL – Loans	1,420	1,053	916	2,473	1,734
PCL – Other (4)	4	(3)	4	1	(1)
Total PCL	$1,424	$1,050	$920	$2,474	$1,733
PCL on loans is comprised of:
Retail	$300	$104	$107	$404	$244
Wholesale	268	(36)	137	232	133
PCL on performing loans	568	68	244	636	377
Retail	454	485	396	939	755
Wholesale	398	500	276	898	602
PCL on impaired loans	852	985	672	1,837	1,357
PCL – Loans	$1,420	$1,053	$916	$2,473	$1,734
PCL on loans as a % of average net loans and acceptances	0.58%	0.42%	0.41%	0.50%	0.39%
PCL on impaired loans as a % of average net loans and acceptances	0.35%	0.39%	0.30%	0.37%	0.31%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3)	Includes PCL recorded in Corporate Support and Insurance.
(4)
PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.

Q2 2025 vs. Q2 2024
Total PCL increased $504 million or 55% from a year ago, primarily due to higher provisions in Commercial Banking and Personal Banking. The PCL on loans ratio increased 17 bps.
PCL on performing loans increased $324 million, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs). This was partially offset by the impact of $193 million of initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year.
PCL on impaired loans increased $180 million or 27%, mainly due to higher provisions in Commercial Banking.

Royal Bank of Canada
  Second Quarter 2025   11

Q2 2025 vs. Q1 2025
Total PCL increased $374 million or 36% from last quarter, primarily reflecting higher provisions in Commercial Banking and Personal Banking. The PCL on loans ratio increased 16 bps.
PCL on performing loans increased $500 million, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs). PCL in the prior quarter included the impact of the migration to impaired in Capital Markets.
PCL on impaired loans decreased $133 million or 14%, mainly due to lower provisions in Capital Markets.
Q2 2025 vs. Q2 2024 (Six months ended)
Total PCL increased $741 million or 43% from the same period last year, mainly reflecting higher provisions in Commercial Banking, Personal Banking and Wealth Management. The PCL on loans ratio increased 11 bps.
PCL on performing loans increased $259 million or 69%, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs). This was partially offset by the impact of $193 million of initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year.
PCL on impaired loans increased $480 million or 35%, primarily due to higher provisions in Commercial Banking and Personal Banking.
Non-interest
expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Salaries	$2,366	$2,354	$2,145	$4,720	$4,223
Variable compensation	2,338	2,569	2,161	4,907	4,244
Benefits and retention compensation	720	686	606	1,406	1,211
Share-based compensation	54	378	179	432	576
Human resources	5,478	5,987	5,091	11,465	10,254
Equipment	704	681	615	1,385	1,234
Occupancy	428	429	441	857	848
Communications	378	327	358	705	679
Professional fees	538	502	697	1,040	1,321
Amortization of other intangibles	457	435	373	892	725
Other	747	895	733	1,642	1,571
Non-interest expense	$8,730	$9,256	$8,308	$17,986	$16,632
Efficiency ratio (1)	55.7%	55.3%	58.7%	55.5%	60.2%
Efficiency ratio – adjusted (1), (2)	54.5%	54.3%	56.0%	54.4%	57.0%

(1)	See Glossary for composition of these measures.
(2)	This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q2 2025 vs. Q2 2024
Non-interest
expense increased $422 million or 5% from a year ago, of which $140 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $282 million or 3% was primarily due to higher staff costs, including severance, the impact of foreign exchange translation, as well as higher variable compensation commensurate with increased results. Ongoing technology investments also contributed to the increase. These factors were partially offset by lower HSBC Canada transaction and integration costs, which is treated as a specified item, and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue.
Our efficiency ratio of 55.7% decreased 300 bps. Our adjusted efficiency ratio of 54.5% decreased 150 bps.
Q2 2025 vs. Q1 2025
Non-interest
expense decreased $526 million or 6% from last quarter, primarily due to the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, and lower variable compensation on decreased results.
Our efficiency ratio of 55.7% increased 40 bps. Our adjusted efficiency ratio of 54.5% increased 20 bps.
Q2 2025 vs. Q2 2024 (Six months ended)
Non-interest
expense increased $1,354 million or 8% from the same period last year, of which $405 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $949 million or 6% was primarily due to higher staff costs, including severance, higher variable compensation commensurate with increased results, as well as the impact of foreign exchange translation. Ongoing technology investments also contributed to the increase. These factors were partially offset by lower HSBC Canada transaction and integration costs, which is treated as a specified item, and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue.
Our efficiency ratio of 55.5% decreased 470 bps. Our adjusted efficiency ratio of 54.4% decreased 260 bps.
Adjusted efficiency ratio is a
non-GAAP
ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Royal Bank of Canada
  Second Quarter 2025

Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Income taxes	$1,128	$1,302	$976	$2,430	$1,742
Income before income taxes	5,518	6,433	4,926	11,951	9,274
Effective income tax rate	20.4%	20.2%	19.8%	20.3%	18.8%
Adjusted results (1), (2)
Income taxes – adjusted	$1,174	$1,344	$1,037	$2,518	$1,950
Income before income taxes – adjusted	5,702	6,598	5,235	12,300	10,214
Effective income tax rate – adjusted	20.6%	20.4%	19.8%	20.5%	19.1%

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
Q2 2025 vs. Q2 2024
Income tax expense increased $152 million or 16% from a year ago, primarily due to higher income before income taxes. Adjusted income tax expense increased $137 million or 13%.
The effective income tax rate of 20.4% increased 60 bps, primarily due to the impact of changes in earnings mix and the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024. These factors were partially offset by the net impact of tax adjustments. The adjusted effective income tax rate of 20.6% increased 80 bps. For further details on Pillar Two legislation, refer to Note 9 of our Condensed Financial Statements.
Q2 2025 vs. Q1 2025
Income tax expense decreased $174 million or 13% from last quarter, primarily due to lower income before income taxes and the net impact of tax adjustments. These factors were partially offset by the impact of changes in earnings mix. Adjusted income tax expense decreased $170 million or 13%.
The effective income tax rate of 20.4% increased 20 bps, primarily due to the impact of changes in earnings mix, partially offset by the net impact of tax adjustments. The adjusted effective income tax rate of 20.6% increased 20 bps.
Q2 2025 vs. Q2 2024 (Six months ended)
Income tax expense increased $688 million or 39% from the same period last year, primarily due to higher income before income taxes. Adjusted income tax expense increased $568 million or 29%.
The effective income tax rate of 20.3% increased 150 bps, primarily due to the impact of the Pillar Two legislation noted above. The adjusted effective income tax rate of 20.5% increased 140 bps.
Adjusted income tax expense and adjusted effective income tax rate are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Business segment results

How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. Effective the first quarter of 2025, we increased our capital attribution rates to our business segments to better align with our internal targets, which reduced the amount of unattributed capital retained in Corporate Support. For Insurance, the allocation of capital remains unchanged and continues to be based on fully diversified economic capital.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2024 Annual Report.

Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Royal Bank of Canada
  Second Quarter 2025   13

Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is based on fully diversified economic capital.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
The following table provides a summary of our ROE calculations:

	For the three months ended
	April 30 2025							January 31 2025	April 30 2024
(Millions of Canadian dollars, except percentage amounts)	Personal Banking (3)	Commercial Banking (3)	Wealth Management (3)	Insurance	Capital Markets (3)	Corporate Support	Total	Total (3)	Total
Net income available to common shareholders	$1,573	$578	$906	$209	$1,169	$(161)	$4,274	$5,011	$3,881
Total average common equity (1), (2)	27,950	19,700	25,500	2,050	38,450	9,650	123,300	118,550	108,650
ROE	23.1%	12.1%	14.6%	42.0%	12.5%	n.m.	14.2%	16.8%	14.5%

	For the six months ended
	April 30 2025							April 30 2024
(Millions of Canadian dollars, except percentage amounts)	Personal Banking (3)	Commercial Banking (3)	Wealth Management (3)	Insurance	Capital Markets (3)	Corporate Support	Total	Total
Net income available to common shareholders	$3,221	$1,336	$1,861	$479	$2,566	$(178)	$9,285	$7,403
Total average common equity (1), (2)	27,800	19,500	25,250	2,100	37,850	8,400	120,900	107,850
ROE	23.4%	13.8%	14.9%	46.1%	13.7%	n.m.	15.5%	13.8%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	Effective the first quarter of 2025, we increased our capital attribution rates. For further details, refer to the How we measure and report our business segments section.
n.m.	not meaningful
Non-GAAP
measures
Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the
non-GAAP
measures and ratios we use in evaluating our operating results.
Adjusted results and ratios
We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.
Our results for all reported periods were adjusted for the following specified item:
•	HSBC Canada transaction and integration costs.
Our results for the three and six months ended April 30, 2024 were adjusted for the following specified item:
•	Management of closing capital volatility related to the HSBC Canada transaction.
Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Royal Bank of Canada
  Second Quarter 2025

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP
measures or ratios.

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Total revenue	$15,672	$16,739	$14,154	$32,411	$27,639
PCL	1,424	1,050	920	2,474	1,733
Non-interest expense	8,730	9,256	8,308	17,986	16,632
Income before income taxes	5,518	6,433	4,926	11,951	9,274
Income taxes	1,128	1,302	976	2,430	1,742
Net income	$4,390	$5,131	$3,950	$9,521	$7,532
Net income available to common shareholders	$4,274	$5,011	$3,881	$9,285	$7,403
Average number of common shares (thousands)	1,411,362	1,413,937	1,412,651	1,412,671	1,409,452
Basic earnings per share (in dollars)	$3.03	$3.54	$2.75	$6.57	$5.25
Average number of diluted common shares (thousands)	1,413,517	1,416,502	1,414,166	1,415,037	1,410,842
Diluted earnings per share (in dollars)	$3.02	$3.54	$2.74	$6.56	$5.25
ROE	14.2%	16.8%	14.5%	15.5%	13.8%
Effective income tax rate	20.4%	20.2%	19.8%	20.3%	18.8%
Total adjusting items impacting net income (before-tax)	$184	$165	$309	$349	$940
Specified item: HSBC Canada transaction and integration costs (1), (2)	31	12	358	43	623
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	–	–	(155)	–	131
Amortization of acquisition-related intangibles (3)	153	153	106	306	186
Total income taxes for adjusting items impacting net income	$46	$42	$61	$88	$208
Specified item: HSBC Canada transaction and integration costs (1)	7	6	76	13	123
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	–	–	(43)	–	36
Amortization of acquisition-related intangibles (3)	39	36	28	75	49
Adjusted results
Income before income taxes – adjusted	$5,702	$6,598	$5,235	$12,300	$10,214
Income taxes – adjusted	1,174	1,344	1,037	2,518	1,950
Net income – adjusted	4,528	5,254	4,198	9,782	8,264
Net income available to common shareholders – adjusted (4)	4,412	5,134	4,129	9,546	8,135
Average number of common shares (thousands)	1,411,362	1,413,937	1,412,651	1,412,671	1,409,452
Basic earnings per share (in dollars) – adjusted	$3.13	$3.63	$2.92	$6.76	$5.77
Average number of diluted common shares (thousands)	1,413,517	1,416,502	1,414,166	1,415,037	1,410,842
Diluted earnings per share (in dollars) – adjusted	$3.12	$3.62	$2.92	$6.75	$5.77
ROE – adjusted	14.7%	17.2%	15.5%	15.9%	15.2%
Effective income tax rate – adjusted	20.6%	20.4%	19.8%	20.5%	19.1%

Adjusted efficiency ratio
Total revenue	$15,672	$16,739	$14,154	$32,411	$27,639
Add specified item: Management of closing capital volatility related to the HSBC Canada transaction (before-tax) (1)	–	–	(155)	–	131
Total revenue – adjusted (4)	$15,672	$16,739	$13,999	$32,411	$27,770
Non-interest expense	$8,730	$9,256	$8,308	$17,986	$16,632
Less specified item: HSBC Canada transaction and integration costs (before-tax) (1)	31	12	358	43	623
Less: Amortization of acquisition-related intangibles (before-tax) (3)	153	153	106	306	186
Non-interest expense – adjusted (4)	$8,546	$9,091	$7,844	$17,637	$15,823
Efficiency ratio	55.7%	55.3%	58.7%	55.5%	60.2%
Efficiency ratio – adjusted	54.5%	54.3%	56.0%	54.4%	57.0%

(1)	These amounts have been recognized in Corporate Support.
(2)	As at April 30, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion.
(3)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)	See Glossary for composition of these measures.

Royal Bank of Canada
  Second Quarter 2025   15

Personal Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2025 (1)	January 31 2025 (1)	April 30 2024 (1),(2)	April 30 2025 (1)	April 30 2024 (1),(2)
Net interest income	$3,519	$3,505	$2,985	$7,024	$5,839
Non-interest income	1,286	1,306	1,178	2,592	2,355
Total revenue	4,805	4,811	4,163	9,616	8,194
PCL on performing assets	246	63	104	309	238
PCL on impaired assets	408	425	360	833	690
PCL	654	488	464	1,142	928
Non-interest expense	1,952	2,015	1,787	3,967	3,511
Income before income taxes	2,199	2,308	1,912	4,507	3,755
Net income	$1,602	$1,678	$1,403	$3,280	$2,756
Revenue by business
Personal Banking – Canada	$4,483	$4,499	$3,877	$8,982	$7,630
Caribbean & U.S. Banking	322	312	286	634	564
Selected balance sheet and other information
ROE	23.1%	23.7%	25.5%	23.4%	26.0%
NIM	2.66%	2.58%	2.43%	2.62%	2.38%
Efficiency ratio	40.6%	41.9%	42.9%	41.3%	42.8%
Operating leverage (3)	6.2%	2.5%	4.6%	4.4%	2.2%
Average total earning assets, net	$541,800	$539,900	$499,500	$540,900	$492,800
Average loans and acceptances, net	531,500	530,100	489,900	530,800	483,200
Average deposits	440,400	437,200	390,800	438,700	380,300
AUA (4)	257,500	266,400	238,600	257,500	238,600
Average AUA	260,700	261,600	229,600	261,200	222,300
PCL on impaired loans as a % of average net loans and acceptances	0.32%	0.32%	0.30%	0.32%	0.29%
Other selected information – Personal Banking – Canada
Net income	$1,503	$1,583	$1,311	$3,086	$2,570
NIM	2.59%	2.50%	2.34%	2.55%	2.30%
Efficiency ratio	39.3%	40.5%	41.3%	39.9%	41.3%
Operating leverage	5.6%	2.3%	4.9%	3.9%	2.1%

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section.

(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3)	See Glossary for composition of this measure.
(4)
AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2025 of $15 billion and $6 billion, respectively (January 31, 2025 – $15 billion and $6 billion; April 30, 2024 – $16 billion and $6 billion).

Financial performance
Q2 2025 vs. Q2 2024
Net income increased $199 million or 14% from a year ago. The inclusion of HSBC Canada results increased net income by $93 million. Excluding HSBC Canada results, net income increased $106 million or 8%, largely driven by higher net interest income reflecting higher spreads and average volume growth of 6% in Personal Banking – Canada, partially offset by higher PCL on performing loans.
Total revenue increased $642 million or 15%.
Personal Banking – Canada revenue increased $606 million or 16%, of which $151 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $455 million or 12% was primarily due to higher net interest income reflecting higher spreads and average volume growth of 7% in deposits and 4% in loans. Higher average mutual fund balances driving higher distribution fees, higher card service revenue and higher service charges reflecting increased client activity also contributed to the increase.
Caribbean & U.S. Banking revenue increased $36 million or 13%, primarily due to the impact of foreign currency translation and higher net interest income reflecting average volume growth in loans and deposits.
NIM was up 23 bps, mainly due to favourable changes in product mix and the sustained impact of a higher interest rate environment. These factors were partially offset by competitive pricing pressures in deposits.
PCL increased $190 million or 41%, mainly due to higher provisions on performing loans in our Canadian portfolios driven by unfavourable changes to our macroeconomic forecast and scenario weights, partially offset by lower unfavourable changes in credit quality.
Non-interest expense increased $165 million or 9%, of which $66 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $99 million or 6% was primarily due to higher staff-related costs, including the impact of targeted amendments to our defined benefit pensions and severance.
Q2 2025 vs. Q1 2025
Net income decreased $76 million or 5% from last quarter, primarily due to higher PCL, reflecting higher provisions on performing loans in our Canadian portfolios driven by unfavourable changes to our macroeconomic forecast and scenario weights, partially offset by lower non-interest expenses, mainly reflecting lower staff-related costs. In net interest income, higher spreads and average volume growth in Personal Banking – Canada more than offset the impact of three less days in the current quarter.
NIM was up 8 bps, mainly due to a favourable shift in product mix and the sustained impact of a higher interest rate environment.

Royal Bank of Canada
  Second Quarter 2025

Q2 2025 vs. Q2 2024 (Six months ended)
Net income increased $524 million or 19% from the same period last year. The inclusion of HSBC Canada results increased net income by $184 million. Excluding HSBC Canada results, net income increased $340 million or 12%, largely driven by higher net interest income reflecting higher spreads and average volume growth of 6% in Personal Banking – Canada. Higher non-interest income also contributed to the increase. These factors were partially offset by higher non-interest expenses and higher PCL.
Total revenue increased $1,422 million or 17%, of which $412 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $1,010 million or 12% was largely due to higher net interest income reflecting higher spreads and average volume growth of 8% in deposits and 4% in loans in Personal Banking – Canada. Higher average mutual fund balances driving higher distribution fees and higher service charges reflecting increased client activity also contributed to the increase.
PCL increased $214 million or 23%, mainly due to higher provisions on impaired loans in our Canadian personal and credit cards portfolios, resulting in an increase of 3 bps in the PCL on impaired loans ratio. Higher provisions on performing loans also contributed to the increase.
Non-interest expense increased $456 million or 13%, of which $196 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $260 million or 8% was primarily due to higher staff-related costs, including severance.

Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2025 (1)	January 31 2025 (1)	April 30 2024 (1), (2)	April 30 2025 (1)	April 30 2024 (1), (2)
Net interest income	$1,734	$1,796	$1,329	$3,530	$2,611
Non-interest income	328	331	327	659	658
Total revenue	2,062	2,127	1,656	4,189	3,269
PCL on performing assets	253	31	141	284	157
PCL on impaired assets	286	308	149	594	303
PCL	539	339	290	878	460
Non-interest expense	698	710	566	1,408	1,108
Income before income taxes	825	1,078	800	1,903	1,701
Net income	$597	$777	$577	$1,374	$1,227
Selected balance sheet and other information
ROE	12.1%	15.5%	17.5%	13.8%	20.1%
NIM	3.82%	3.89%	4.04%	3.86%	4.18%
Efficiency ratio	33.9%	33.4%	34.2%	33.6%	33.9%
Operating leverage	1.2%	0.9%	8.8%	1.0%	4.9%
Average total earning assets, net	$186,000	$183,300	$133,800	$184,600	$125,700
Average loans and acceptances, net	186,000	183,200	152,000	184,600	143,900
Average deposits	310,700	304,900	269,300	307,800	262,700
PCL on impaired loans as a % of average net loans and acceptances	0.63%	0.67%	0.40%	0.65%	0.42%

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section.

(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
Financial performance
Q2 2025 vs. Q2 2024
Net income increased $20 million or 3% from a year ago. The inclusion of HSBC Canada results increased net income by $142 million, which includes the impact of $100 million (after-tax) of initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year. Excluding HSBC Canada results, net income decreased $122 million or 19%, as growth in total revenue was more than offset by higher PCL, largely on performing loans, and higher non-interest expenses.
Total revenue increased $406 million or 25%, of which $220 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $186 million or 12% was primarily due to higher net interest income reflecting average volume growth of 10% in deposits and 9% in loans and acceptances. The increase in net interest income also includes the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in credit fees within non-interest income.
PCL increased $249 million or 86%. PCL on performing assets was $253 million in the current quarter, primarily driven by unfavourable changes to our macroeconomic forecast, credit quality and scenario weights, as compared to $141 million in the prior year, driven by $139 million of initial PCL on performing loans purchased in the HSBC Canada transaction. PCL on impaired assets increased $137 million, mainly in a few sectors, including the real estate and related and consumer discretionary sectors, resulting in an increase of 23 bps in the PCL on impaired loans ratio.
Non-interest expense increased $132 million or 23%, of which $56 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $76 million or 14% was mainly due to higher staff-related costs, including variable compensation, the impact of targeted amendments to our defined benefit pensions and severance.
Q2 2025 vs. Q1 2025
Net income decreased $180 million or 23% from last quarter, primarily attributable to higher PCL on performing loans, driven by unfavourable changes to our macroeconomic forecast, scenario weights and credit quality. Lower net interest income, largely reflecting three less days in the current quarter, also contributed to the decrease.

Royal Bank of Canada
  Second Quarter 2025   17

Q2 2025 vs. Q2 2024 (Six months ended)
Net income increased $147 million or 12% from the same period last year. The inclusion of HSBC Canada results increased net income by $215 million, which includes the impact of $100 million (after-tax) of initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year. Excluding HSBC Canada results, net income decreased $68 million or 5%, as growth in total revenue was more than offset by higher PCL, largely on performing loans, and higher non-interest expenses.
Total revenue increased $920 million or 28%, of which $578 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $342 million or 11% was primarily due to higher net interest income reflecting average volume growth of 9% in loans and acceptances and 9% in deposits. The increase in net interest income also includes the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in credit fees within non-interest income.
PCL increased $418 million or 91%. PCL on performing assets was $284 million in the current period, primarily driven by unfavourable changes to our credit quality, macroeconomic forecast and scenario weights, as compared to $157 million in the prior period, driven by $139 million of initial PCL on performing loans purchased in the HSBC Canada transaction. PCL on impaired assets increased $291 million, mainly in a few sectors, including the consumer discretionary and real estate and related sectors, resulting in an increase of 23 bps in the PCL on impaired loans ratio.
Non-interest expense increased $300 million or 27%, of which $162 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $138 million or 13% was mainly due to higher staff-related costs.

Royal Bank of Canada
  Second Quarter 2025

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	April 30 2025 (1)	January 31 2025 (1)	April 30 2024 (1), (2)	April 30 2025 (1)	April 30 2024 (1), (2)
Net interest income	$1,301	$1,394	$1,222	$2,695	$2,452
Non-interest income	4,096	4,174	3,567	8,270	7,024
Total revenue	5,397	5,568	4,789	10,965	9,476
PCL on performing assets	35	36	(19)	71	(46)
PCL on impaired assets	51	45	46	96	84
PCL	86	81	27	167	38
Non-interest expense	4,098	4,204	3,728	8,302	7,569
Income before income taxes	1,213	1,283	1,034	2,496	1,869
Net income	$929	$980	$840	$1,909	$1,504
Revenue by business
Canadian Wealth Management	$1,685	$1,693	$1,393	$3,378	$2,720
U.S. Wealth Management (including City National Bank (City National))	2,450	2,466	2,211	4,916	4,369
U.S. Wealth Management (including City National) (US$ millions)	1,725	1,722	1,622	3,447	3,231
Global Asset Management	740	867	705	1,607	1,430
International Wealth Management	329	344	300	673	617
Investor Services	193	198	180	391	340
Selected balance sheet and other information
ROE	14.6%	15.2%	14.7%	14.9%	13.1%
NIM	3.28%	3.34%	3.25%	3.31%	3.25%
Pre-tax margin (3)	22.5%	23.0%	21.6%	22.8%	19.7%
Number of advisors (4)	6,191	6,180	6,128	6,191	6,128
Average total earning assets, net	$162,800	$165,700	$152,700	$164,200	$151,600
Average loans and acceptances, net	123,400	122,100	114,000	122,700	113,700
Average deposits	170,200	183,700	161,400	177,100	160,700
AUA (5)	4,737,300	4,856,800	4,284,300	4,737,300	4,284,300
AUM (5)	1,354,800	1,419,200	1,214,100	1,354,800	1,214,100
Average AUA	4,862,100	4,778,100	4,312,400	4,819,400	4,257,700
Average AUM	1,391,700	1,361,700	1,200,000	1,376,400	1,160,600
PCL on impaired loans as a % of average net loans and acceptances	0.16%	0.15%	0.16%	0.16%	0.15%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2025 vs. Q2 2024	Q2 2025 vs. Q1 2025	Q2 2025 vs. Q2 2024
Increase (decrease):
Total revenue	$140	$(9)	$340
PCL	3	(1)	9
Non-interest expense	115	(4)	273
Net income	17	(3)	46
Percentage change in average U.S. dollar equivalent of C$1.00	(4)%	1%	(5)%
Percentage change in average British pound equivalent of C$1.00	(7)%	(2)%	(6)%
Percentage change in average Euro equivalent of C$1.00	(5)%	(3)%	(4)%

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section.

(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(4)	Represents client-facing advisors across all of our Wealth Management businesses.
(5)	Represents period-end spot balances.
Financial performance
Q2 2025 vs. Q2 2024
Net income increased $89 million or 11% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.
Total revenue increased $608 million or 13%.
Canadian Wealth Management revenue increased $292 million or 21%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. Higher net interest income reflecting average volume growth in deposits and higher spreads and higher transactional revenue driven by client activity also contributed to the increase.
U.S. Wealth Management (including City National) revenue increased $239 million or 11%. In U.S. dollars, revenue increased $103 million or 6%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Global Asset Management revenue increased $35 million or 5%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
International Wealth Management revenue increased $29 million or 10%, mainly due to the impact of foreign exchange translation.

Royal Bank of Canada
  Second Quarter 2025   19

Investor Services revenue increased $13 million or 7%, primarily due to higher net interest income reflecting higher spreads and average volume growth in deposits.
PCL increased $59 million, primarily due to provisions taken on performing loans in the current quarter in U.S. Wealth Management (including City National), mainly reflecting unfavourable changes to our scenario weights, as compared to releases of provisions in the same quarter last year.
Non-interest expense increased $370 million or 10%, primarily due to higher variable compensation commensurate with increased results, the impact of foreign exchange translation and higher staff costs.
Q2 2025 vs. Q1 2025
Net income decreased $51 million or 5% from last quarter, mainly due to lower fee-based revenue reflecting three less days in the quarter and lower fee-based client assets driven by unfavourable market conditions, partially offset by net sales. Seasonally lower performance fees and changes in the fair value of seed capital investments also contributed to the decrease. These factors were partially offset by lower variable compensation commensurate with decreased results.
Q2 2025 vs. Q2 2024 (Six months ended)
Net income increased $405 million or 27% from the same period last year, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. The prior year also included the cost of the Federal Deposit Insurance Corporation (FDIC) special assessment.
Total revenue increased $1,489 million or 16%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. The impact of foreign exchange translation and higher transactional revenue driven by client activity also contributed to the increase.
PCL increased $129 million, primarily due to provisions taken on performing loans in the current period in U.S. Wealth Management (including City National), mainly driven by unfavourable changes to scenario weights and credit quality, as compared to releases of provisions in the same period last year.
Non-interest expense increased $733 million or 10%, primarily due to higher variable compensation commensurate with increased results, the impact of foreign exchange translation and higher staff costs. The prior year also included the cost of the FDIC special assessment.

Royal Bank of Canada
  Second Quarter 2025

Insurance

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Non-interest income
Insurance service result	$224	$286	$203	$510	$390
Insurance investment result	78	82	59	160	200
Other income	36	38	36	74	71
Total revenue	338	406	298	744	661
PCL	–	–	–	–	1
Non-interest expense	80	87	69	167	140
Income before income taxes	258	319	229	577	520
Net income	$211	$272	$177	$483	$397
Selected balances and other information
ROE	42.0%	49.9%	34.7%	46.1%	37.9%
Premiums and deposits (1)	$1,276	$2,317	$1,610	$3,593	$2,956
Contractual service margin (CSM) (2)	1,950	2,008	1,980	1,950	1,980

(1)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(2)
Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.

Financial performance
Q2 2025 vs. Q2 2024
Net income increased $34 million or 19% from a year ago, mainly due to higher insurance service result reflecting improved claims experience, primarily in our short-term products. Higher insurance investment result, primarily due to lower capital funding costs and higher favourable investment-related experience, also contributed to the increase.
Total revenue increased $40 million or 13%, primarily due to higher insurance service result and higher insurance investment result, as noted above.
Non-interest expense increased $11 million or 16%, primarily due to higher staff-related costs, mainly reflecting the impact of severance.
Q2 2025 vs. Q1 2025
Net income decreased $61 million or 22% from last quarter, primarily due to lower insurance service result as the prior quarter included a favourable impact from reinsurance contract recaptures.
Q2 2025 vs. Q2 2024 (Six months ended)
Net income increased $86 million or 22% from the same period last year, primarily due to higher insurance service result driven by improved claims experience across the majority of our products and the impact of reinsurance contract recaptures. This was partially offset by lower insurance investment result, primarily reflecting higher favourable investment-related experience in the prior period on transition to IFRS 17.
Total revenue increased $83 million or 13%, primarily due to higher insurance service result, partially offset by lower insurance investment result, as noted above.
Non-interest expense increased $27 million or 19%, primarily due to higher staff-related costs, mainly reflecting the impact of severance.

Royal Bank of Canada
  Second Quarter 2025   21

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2025 (1)	January 31 2025 (1)	April 30 2024 (1)	April 30 2025 (1)	April 30 2024 (1)
Net interest income (2)	$1,275	$918	$764	$2,193	$1,425
Non-interest income (2)	2,026	2,838	2,390	4,864	4,680
Total revenue (2)	3,301	3,756	3,154	7,057	6,105
PCL on performing assets	40	(63)	22	(23)	28
PCL on impaired assets	106	205	115	311	276
PCL	146	142	137	288	304
Non-interest expense	1,885	2,041	1,722	3,926	3,364
Income before income taxes	1,270	1,573	1,295	2,843	2,437
Net income	$1,202	$1,432	$1,262	$2,634	$2,416
Revenue by business
Corporate & Investment Banking (3), (4)	$1,589	$1,715	$1,708	$3,304	$3,088
Global Markets (3)	1,769	2,079	1,434	3,848	3,116
Other (4)	(57)	(38)	12	(95)	(99)
Selected balance sheet and other information
ROE	12.5%	14.9%	16.3%	13.7%	15.4%
Average total assets	$1,295,000	$1,326,700	$1,154,300	$1,311,100	$1,174,800
Average trading securities	199,800	211,600	179,200	205,800	191,800
Average loans and acceptances, net	160,900	159,700	149,900	160,300	145,900
Average deposits	374,100	360,300	294,100	367,100	293,300
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.51%	0.31%	0.39%	0.38%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2025 vs. Q2 2024	Q2 2025 vs. Q1 2025	Q2 2025 vs. Q2 2024
Increase (decrease):
Total revenue	$146	$(4)	$372
PCL	7	1	14
Non-interest expense	63	–	151
Net income	67	(5)	180
Percentage change in average U.S. dollar equivalent of C$1.00	(4)%	1%	(5)%
Percentage change in average British pound equivalent of C$1.00	(7)%	(2)%	(6)%
Percentage change in average Euro equivalent of C$1.00	(5)%	(3)%	(4)%

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section.

(2)
The taxable equivalent basis (teb) adjustment for the three months ended April 30, 2025 was $9 million (January 31, 2025 – $26 million; April 30, 2024 – $(4) million) and for the six months ended April 30, 2025 was $35 million (April 30, 2024 – $50 million). For further discussion, refer to the How we measure and report our business segments section of our 2024 Annual Report.

(3)
Effective the third quarter of 2024, we moved the majority of our debt origination business from Global Markets to Corporate & Investment Banking. Comparative amounts for the three and six month periods ended April 30, 2024 have been revised from those previously presented.

(4)	Comparative amounts have been revised from those previously presented.
Financial performance
Q2 2025 vs. Q2 2024
Net income decreased $60 million or 5% from a year ago, as higher revenue in Global Markets and the impact of foreign exchange translation were more than offset by lower revenue in Corporate & Investment Banking and Other, higher non-interest
expenses, as well as higher taxes including the impact of Pillar Two legislation and changes in earnings mix.
Total revenue increased $147 million or 5%.
Corporate & Investment Banking revenue decreased $119 million or 7%, largely due to lower M&A activity across all regions, partially offset by the impact of foreign exchange translation and higher lending revenue primarily in Europe.
Global Markets revenue increased $335 million or 23%, largely due to higher equity and foreign exchange trading revenue across all regions, as well as the impact of foreign exchange translation.
Other revenue decreased $69 million, largely reflecting higher residual funding and capital costs, as well as the impact of fair value changes in our legacy U.S. portfolios.
PCL increased $9 million or 7%, mainly due to higher provisions on performing loans, including unfavourable changes to our scenario weights. This was partially offset by lower provisions on impaired loans, resulting in a 4 bps decrease in the PCL on impaired loans ratio.
Non-interest expense increased $163 million or 9%, largely driven by the impact of foreign exchange translation and ongoing technology investments.

Royal Bank of Canada
  Second Quarter 2025

Q2 2025 vs. Q1 2025
Net income decreased $230 million or 16% from last quarter, mainly due to lower fixed income trading across all regions and lower M&A activity primarily in the U.S. These factors were partially offset by lower compensation on decreased results. PCL in the prior quarter reflected the impact of one account in the other services sector that migrated from performing to impaired and resulted in the release of provisions on performing loans and provisions taken on impaired loans.
Q2 2025 vs. Q2 2024 (Six months ended)
Net income increased $218 million or 9% from the same period last year, primarily driven by higher revenue in Global Markets and the impact of foreign exchange translation. These factors were partially offset by higher compensation on increased results and higher taxes including the impact of Pillar Two legislation and changes in earnings mix.
Total revenue increased $952 million or 16%, mainly due to the impact of foreign exchange translation, as well as higher equity and foreign exchange trading revenue across all regions. These factors were partially offset by lower M&A activity across most regions.
PCL decreased $16 million or 5%. The current period reflects releases of provisions on performing loans, as compared to provisions taken on performing loans in the same period last year, mainly due to one account in the other services sector that migrated from performing to impaired in the current period, partially offset by unfavourable changes to our scenario weights. Higher provisions on impaired loans were driven by increases in a few sectors, including the other services sector, partially offset by decreases in a few sectors, including the real estate and related sector, resulting in an increase of 1 bp in the PCL on impaired loans ratio.
Non-interest expense increased $562 million or 17%, largely driven by higher compensation on increased results, the impact of foreign exchange translation and ongoing technology investments.

Corporate Support

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Net interest income (loss) (1)	$227	$335	$323	$562	$628
Non-interest income (loss) (1), (2)	(458)	(264)	(229)	(722)	(694)
Total revenue (1), (2)	(231)	71	94	(160)	(66)
PCL	(1)	–	2	(1)	2
Non-interest expense (2)	17	199	436	216	940
Income (loss) before income taxes (1)	(247)	(128)	(344)	(375)	(1,008)
Income taxes (recoveries) (1)	(96)	(120)	(35)	(216)	(240)
Net income (loss)	$(151)	$(8)	$(309)	$(159)	$(768)

(1)	Teb adjusted.
(2)
Revenue for the three months ended April 30, 2025 included losses of $140 million (January 31, 2025 and April 30, 2024 – gains of $112 million and gains of $64 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $(112) million (January 31, 2025 and April 30, 2024 – $108 million and $60 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. Revenue for the six months ended April 30, 2025 included losses of $28 million (April 30, 2024 – gains of $286 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $(4) million (April 30, 2024 – $266 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment related to gross-up of income from the U.S. tax credit investment business and income from Canadian taxable corporate dividends received on or before December 31, 2023 that are recorded in Capital Markets. For further details on the elimination of the availability of the dividend received deduction for Canadian taxable corporate dividends after December 31, 2023, refer to the Legal and regulatory environment risk section in our 2024 Annual Report.
The teb amount for the three months ended April 30, 2025 was $9 million, compared to $26 million in the prior quarter and $(4) million in the same quarter last year.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q2 2025
Net loss was $151 million, primarily due to residual unallocated items, including severance.
Q1 2025
Net loss was $8 million.

Royal Bank of Canada
  Second Quarter 2025   23

Q2 2024
Net loss was $309 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $282 million, partially offset by the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $112 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.
Q2 2025 (Six months ended)
Net loss was $159 million, primarily due to residual unallocated items, including severance.
Q2 2024 (Six months ended)
Net loss was $768 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $500 million and the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $95 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.
For further details on specified items, refer to the Key performance and non-GAAP measures section.

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results
(1)

	2025		2024				2023
(Millions of Canadian dollars, except per share and percentage amounts)	Q2 (2)	Q1 (2)	Q4 (2)	Q3 (2)	Q2 (2)	Q1	Q4	Q3
Personal Banking	$4,805	$4,811	$4,658	$4,490	$4,163	$4,031	$4,009	$3,898
Commercial Banking	2,062	2,127	2,077	2,036	1,656	1,613	1,565	1,511
Wealth Management	5,397	5,568	5,186	4,964	4,789	4,687	4,332	4,556
Insurance	338	406	278	285	298	363	248	336
Capital Markets (3)	3,301	3,756	2,903	3,004	3,154	2,951	2,564	2,679
Corporate Support (3)	(231)	71	(28)	(148)	94	(160)	(33)	(3)
Total revenue	15,672	16,739	15,074	14,631	14,154	13,485	12,685	12,977
PCL	1,424	1,050	840	659	920	813	720	616
Non-interest expense	8,730	9,256	9,019	8,599	8,308	8,324	8,059	7,765
Income before income taxes	5,518	6,433	5,215	5,373	4,926	4,348	3,906	4,596
Income taxes	1,128	1,302	993	887	976	766	(33)	736
Net income	$4,390	$5,131	$4,222	$4,486	$3,950	$3,582	$3,939	$3,860
EPS – basic	$3.03	$3.54	$2.92	$3.09	$2.75	$2.50	$2.77	$2.73
– diluted	3.02	3.54	2.91	3.09	2.74	2.50	2.76	2.73
Effective income tax rate	20.4%	20.2%	19.0%	16.5%	19.8%	17.6%	(0.8)%	16.0%
Period average US$ equivalent of C$1.00	$0.704	$0.699	$0.733	$0.730	$0.734	$0.745	$0.732	$0.750

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section.

(3)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2024 Annual Report.
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal Banking revenue has benefitted from volume growth in loans and deposits over the period. NIM has been favourably impacted by the higher interest rate environment, and more recently by favourable changes in product mix. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.
Commercial Banking revenue has benefitted from volume growth in loans and deposits over the period. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.
Wealth Management revenue has generally benefitted from growth in fee-based client assets, which is influenced by market conditions. On July 3, 2023, we completed the sale of the European asset servicing activities of RBC Investor Services
®
and its associated Malaysian centre of excellence. The fourth quarter of 2023 reflected impairment losses on our interest in an associated company.
Insurance revenue reflects fluctuations in market conditions and insurance experience. New business gains are deferred through CSM and new business losses are reflected through insurance service result. In the first quarter of 2025, insurance revenue also reflected the impact of reinsurance contract recaptures.

Royal Bank of Canada
  Second Quarter 2025

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. Investment banking fee pools were muted in 2023, but saw increasing activity through most of 2024. However, in 2025, fee pool growth started to slow amidst macroeconomic uncertainty and market volatility. Conversely, sales & trading activity improved in 2023 and carried increasingly strong momentum into 2024. In 2025, macroeconomic uncertainty has continued to keep client volumes robust across the sales & trading business.
PCL is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, which drive our forecasts and influence our scenario weights, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality. Throughout the period, we have generally seen improvements to our macroeconomic forecast until the second quarter of 2025, where we have seen unfavourable changes, driven by the potential impacts of trade disruptions (including tariffs). The second quarter of 2024 included initial PCL on performing loans purchased in the HSBC Canada transaction. PCL on impaired assets has generally trended upwards over the period.
Non-interest expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Beginning in fiscal 2023, expenses have also included HSBC Canada transaction and integration costs. HSBC Canada non-interest expenses have been included since the transaction closed on March 28, 2024.
Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The fourth quarter of 2023 reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities. Beginning in the first quarter of 2025, our effective income tax rate reflects the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	April 30 2025	October 31 2024
Assets
Cash and due from banks	$48,621	$56,723
Interest-bearing deposits with banks	65,970	66,020
Securities, net of applicable allowance (1)	492,497	439,918
Assets purchased under reverse repurchase agreements and securities borrowed	301,927	350,803
Loans
Retail	635,280	626,978
Wholesale	379,151	360,439
Allowance for loan losses	(7,125)	(6,037)
Other – Derivatives	188,211	150,612
– Other	137,601	126,126
Total assets	$2,242,133	$2,171,582
Liabilities
Deposits	$1,446,786	$1,409,531
Other – Derivatives	194,344	163,763
– Other	454,728	457,550
Subordinated debentures	13,745	13,546
Total liabilities	2,109,603	2,044,390
Equity attributable to shareholders	132,447	127,089
Non-controlling interests	83	103
Total equity	132,530	127,192
Total liabilities and equity	$2,242,133	$2,171,582

(1)	Securities are comprised of trading and investment securities.
Q2 2025 vs. Q4 2024
Total assets increased $71 billion or 3% from October 31, 2024. Foreign exchange translation decreased total assets by $66 billion.
Cash and due from banks decreased $8 billion or 14%, largely due to lower deposits with central banks reflecting short-term
cash management activities.
Securities, net of applicable allowance, increased $53 billion or 12%, primarily due to higher government debt securities reflecting liquidity management activities and favourable market opportunities.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $49 billion or 14%, primarily due to decreased client financing activity.
Loans (net of Allowance for loan losses) increased $26 billion or 3%, primarily due to volume growth in wholesale loans and residential mortgages.

Royal Bank of Canada
  Second Quarter 2025   25

Derivative assets increased $38 billion or 25%, mainly attributable to higher fair values on foreign exchange contracts, partially offset by the impact of foreign exchange translation.
Other assets increased $11 billion or 9%, largely due to higher cash collateral and commodity trading receivables reflecting market conditions and client activity.
Total liabilities increased $65 billion or 3%. Foreign exchange translation decreased total liabilities by $66 billion.
Deposits increased $37 billion or 3%, mainly due to higher demand deposits driven by client activity.
Derivative liabilities increased $31 billion or 19%, mainly attributable to higher fair values on foreign exchange contracts, partially offset by the impact of foreign exchange translation.
Other liabilities decreased $3 billion or 1%, mainly due to lower obligations related to repurchase agreements (repos) reflecting decreased client financing activity, partially offset by higher securities sold short and cash collateral.
Total equity increased $5 billion or 4%, reflecting earnings, net of dividends, and the issuance of a limited recourse capital note.

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q2 2025 Report to Shareholders.
Our significant off-balance sheet transactions include those described on pages 64 to 66 of our 2024 Annual Report.

Risk management

Credit risk
Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2024 Annual Report.

Royal Bank of Canada
  Second Quarter 2025

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at April 30, 2025
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,741	42%	$12,150	58%	$20,891	$1,692
Quebec	11,416	25	34,419	75	45,835	3,398
Ontario	31,169	14	193,584	86	224,753	18,292
Alberta	18,302	42	25,312	58	43,614	4,473
Saskatchewan and Manitoba	8,302	40	12,423	60	20,725	1,707
B.C. and territories	12,190	14	76,890	86	89,080	8,271
Total Canada (5)	90,120	20	354,778	80	444,898	37,833
U.S.	–	–	33,658	100	33,658	2,203
Other International	–	–	3,278	100	3,278	1,451
Total International	–	–	36,936	100	36,936	3,654
Total	$90,120	19%	$391,714	81%	$481,834	$41,487

	As at January 31, 2025
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,713	42%	$11,921	58%	$20,634	$1,683
Quebec	11,639	25	35,405	75	47,044	3,332
Ontario	31,709	14	191,308	86	223,017	17,998
Alberta	18,584	43	24,818	57	43,402	4,410
Saskatchewan and Manitoba	8,437	41	12,313	59	20,750	1,674
B.C. and territories	12,432	14	75,981	86	88,413	8,081
Total Canada (5)	91,514	21	351,746	79	443,260	37,178
U.S.	–	–	35,235	100	35,235	2,320
Other International	–	–	3,427	100	3,427	1,411
Total International	–	–	38,662	100	38,662	3,731
Total	$91,514	19%	$390,408	81%	$481,922	$40,909

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Includes $41,470 million and $17 million of uninsured and insured home equity lines of credit, respectively (January 31, 2025 – $40,892 million and $17 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.

(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.

(5)
Total consolidated residential mortgages in Canada of $445 billion (January 31, 2025 – $443 billion) includes $12 billion (January 31, 2025 – $12 billion) of mortgages with commercial clients in Commercial Banking, of which $9 billion (January 31, 2025 – $9 billion) are insured, and $17 billion (January 31, 2025 – $18 billion) of residential mortgages in Capital Markets, of which $17 billion (January 31, 2025 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (January 31, 2025 – all insured).

Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	April 30 2025			January 31 2025
	Canada (2)	U.S. and other International	Total	Canada (2)	U.S. and other International	Total
Amortization period
≤ 25 years	76%	34%	73%	68%	33%	66%
> 25 years ≤ 30 years	24	66	27	32	67	34
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Our policy is to originate mortgages with amortization periods of 30 years or less. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Royal Bank of Canada
  Second Quarter 2025   27

Average loan-to-value (LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding.

	For the three months ended				For the six months ended
	April 30 2025		January 31 2025		April 30 2025
	Uninsured		Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	70%	70%	70%	70%	70%	70%
Quebec	70	70	70	70	70	70
Ontario	70	65	70	64	70	65
Alberta	72	71	71	69	72	70
Saskatchewan and Manitoba	72	73	72	72	72	72
B.C. and territories	67	62	67	63	67	63
U.S.	71	n.m.	71	n.m.	71	n.m.
Other International	69	n.m.	73	n.m.	71	n.m.
Average of newly originated and acquired for the period (5), (6)	70%	66%	70%	66%	70%	66%
Total Canadian Banking residential mortgages portfolio (7)	58%	48%	57%	48%	58%	48%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products are comprised of both residential mortgages and home equity lines of credit.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.

(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)
For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

(7)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	April 30 2025								January 31 2025
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$19,024	$27,797	$6,105	$3,801	$26,803	$12,968	$16,956	$56,727	$62,295
U.K.	14,625	29,126	5,596	1,612	18,834	20,659	11,466	50,959	43,455
Caribbean	6,434	10,622	2,762	1,313	9,089	4,650	7,392	21,131	23,095
Asia-Pacific	6,506	36,549	5,318	1,811	19,326	25,709	5,149	50,184	52,201
Other (4)	1,876	1,539	2,440	441	1,965	2,523	1,808	6,296	7,213
Net International exposure (5), (6)	$48,465	$105,633	$22,221	$8,978	$76,017	$66,509	$42,771	$185,297	$188,259
(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)
Exposures are calculated on a fair value basis and net of collateral, which includes $439 billion against repo-style transactions (January 31, 2025 – $424 billion) and $21 billion against derivatives (January 31, 2025 – $15 billion).

(3)
Securities include $23 billion of trading securities (January 31, 2025 – $20 billion), $35 billion of deposits (January 31, 2025 – $37 billion), and $48 billion of investment securities (January 31, 2025 – $53 billion).

(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $6,566 million (January 31, 2025 – $7,387 million) of exposures to supranational agencies.
(6)	Reflects $4,453 million of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (January 31, 2025 – $5,912 million).

Royal Bank of Canada
  Second Quarter 2025

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2025	January 31 2025	October 31 2024
Personal Banking	$1,848	$1,822	$1,652
Commercial Banking	3,414	2,742	2,372
Wealth Management	552	482	508
Capital Markets	3,125	2,830	1,335
Total GIL	$8,939	$7,876	$5,867
Impaired loans, beginning balance	$7,876	$5,867	$5,685
Classified as impaired during the period (new impaired) (1)	2,745	3,044	1,343
Net repayments (1)	(339)	(293)	(354)
Amounts written off	(786)	(581)	(721)
Other (2)	(557)	(161)	(86)
Impaired loans, balance at end of period	$8,939	$7,876	$5,867
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.88%	0.78%	0.59%
Personal Banking	0.34%	0.34%	0.31%
Personal Banking – Canada	0.30%	0.29%	0.26%
Commercial Banking	1.80%	1.47%	1.29%
Wealth Management	0.45%	0.38%	0.42%
Capital Markets	1.93%	1.74%	0.88%

(1)	Certain GIL movements for Personal Banking – Canada and Commercial Banking are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)
Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending arrangements, foreign exchange translation and other movements.

Q2 2025 vs. Q1 2025
Total GIL increased $1,063 million or 13% from last quarter and the total GIL ratio of 88 bps increased 10 bps, primarily due to higher impaired loans in Commercial Banking and Capital Markets.
GIL in Personal Banking increased $26 million or 1%, mainly due to higher impaired loans in our Canadian residential mortgages portfolio, partially offset by lower impaired loans in Caribbean Banking.
GIL in Commercial Banking increased $672 million or 25%, mainly due to higher impaired loans in a few sectors, including the consumer discretionary and real estate and related sectors.
GIL in Wealth Management increased $70 million or 15%, mainly driven by higher impaired loans in a few sectors, including the telecommunications and media and automotive sectors, partially offset by lower impaired loans in the utilities sector.
GIL in Capital Markets increased $295 million or 10%, mainly due to higher impaired loans in the real estate and related sector.
Allowance for credit losses (ACL)

	$		$		$
	As at
(Millions of Canadian dollars)	April 30 2025		January 31 2025		October 31 2024
Personal Banking		$3,628		$3,385		$3,273
Commercial Banking		2,228		1,882		1,626
Wealth Management		577		521		466
Capital Markets		1,047		1,144		986
Corporate Support and other		1		1		1
ACL on loans		7,481		6,933		6,352
ACL on other financial assets (1)		19		12		12
Total ACL		$7,500		$6,945		$6,364
ACL on loans is comprised of:
Retail		$3,414		$3,121		$3,011
Wholesale		2,050		1,827		1,825
ACL on performing loans		$5,464		$4,948		$4,836
ACL on impaired loans		2,017		1,985		1,516

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.

Royal Bank of Canada
  Second Quarter 2025   29

Q2 2025 vs. Q1 2025
Total ACL increased $555 million or 8% from last quarter, reflecting an increase in ACL on loans.
ACL on performing loans increased $516 million or 10%, primarily due to unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs).
ACL on impaired loans increased $32 million or 2%, mainly due to higher ACL in Commercial Banking and Wealth Management, partially offset by lower ACL in Capital Markets.
For further details, refer to Note 5 of our Condensed Financial Statements.

Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2024 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls, or limits from those described in our 2024 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2024 Annual Report.
Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	April 30, 2025				January 31, 2025		April 30, 2024
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$25	$15	$30	$11	$13	$15	$12	$10
Foreign exchange	3	3	7	2	6	4	3	4
Commodities	5	7	8	5	7	7	7	5
Interest rate (1)	22	19	26	17	22	23	36	26
Credit specific (2)	8	7	8	7	8	8	7	7
Diversification (3)	(29)	(27)	n.m.	n.m.	(33)	(32)	(33)	(24)
Trading VaR	$34	$24	$34	$19	$23	$25	$32	$28
Total VaR	$51	$33	$51	$22	$26	$32	$45	$86

	April 30, 2025				April 30, 2024
		For the six months ended				For the six months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average
Equity	$25	$15	$30	$11	$12	$9
Foreign exchange	3	4	7	2	3	4
Commodities	5	7	11	5	7	5
Interest rate (1)	22	21	28	17	36	30
Credit specific (2)	8	8	9	7	7	7
Diversification (3)	(29)	(31)	n.m.	n.m.	(33)	(26)
Trading VaR	$34	$24	$35	$19	$32	$29
Total VaR	$51	$32	$51	$22	$45	$104

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q2 2025 vs. Q2 2024
Average Trading VaR of $24 million decreased $4 million from a year ago, primarily driven by exposure changes in our fixed income portfolio, partially offset by exposure changes in our equity portfolio due to the impact of heightened market volatility.
Average total VaR of $33 million decreased $53 million, primarily driven by the impact of management of closing capital volatility related to the HSBC Canada transaction in the same quarter last year.
Q2 2025 vs. Q1 2025
Average Trading VaR of $24 million and average total VaR of $33 million remained relatively stable from last quarter. Trading VaR increased towards the end of quarter, reflecting the heightened market volatility experienced in early April.

Royal Bank of Canada
  Second Quarter 2025

Q2 2025 vs. Q2 2024 (Six months ended)
Average Trading VaR of $24 million decreased $5 million from the same period last year, primarily driven by exposure changes in our fixed income portfolio, partially offset by exposure changes in our equity portfolio due to the impact of heightened market volatility.
Average total VaR of $32 million decreased $72 million, primarily driven by the impact of management of closing capital volatility related to the HSBC Canada transaction in the same period last year.
The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months ended April 30, 2025 and January 31, 2025.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
Market risk measures for assets and liabilities of RBC Insurance
®
We offer a range of insurance products to clients and hold investments to meet future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at April 30, 2025, we held assets in support of $21 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (January 31, 2025 – $21 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and 12-month NII, assuming no subsequent hedging. Interest rate risk measures are based on current on- and off-balance sheet positions which can change over time in response to business activity and management actions.

	April 30 2025						January 31 2025		April 30 2024
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(2,157)	$(279)	$(2,436)	$292	$95	$387	$(2,107)	$503	$(2,149)	$325
100 bps decrease in rates	1,966	(75)	1,891	(400)	(121)	(521)	1,644	(589)	1,803	(458)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
As at April 30, 2025, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $521 million, down from $589 million last quarter. An immediate and sustained +100 bps shock as at April 30, 2025 would have had a negative impact to the bank’s EVE of $2,436 million, up from $2,107 million last quarter. The quarter-over-quarter changes in NII and EVE sensitivity reflect an increase in fixed rate asset positions. During the second quarter of 2025, NII and EVE risks remained within approved limits.

Royal Bank of Canada
  Second Quarter 2025   31

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at April 30, 2025
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$48,621	$–	$48,621	Interest rate
Interest-bearing deposits with banks	65,970	3	65,967	Interest rate
Securities
Trading	189,137	161,056	28,081	Interest rate, credit spread
Investment, net of applicable allowance	303,360	–	303,360	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	301,927	245,257	56,670	Interest rate
Loans
Retail	635,280	–	635,280	Interest rate
Wholesale	379,151	4,986	374,165	Interest rate
Allowance for loan losses	(7,125)	–	(7,125)	Interest rate
Other
Derivatives	188,211	184,763	3,448	Interest rate, foreign exchange
Other assets	130,074	57,406	72,668	Interest rate
Assets not subject to market risk (3)	7,527
Total assets	$2,242,133	$653,471	$1,581,135
Liabilities subject to market risk
Deposits	$1,446,786	$64,294	$1,382,492	Interest rate
Other
Obligations related to securities sold short	46,823	46,569	254	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	281,326	250,836	30,490	Interest rate
Derivatives	194,344	191,041	3,303	Interest rate, foreign exchange
Other liabilities	103,030	48,746	54,284	Interest rate
Subordinated debentures	13,745	–	13,745	Interest rate
Liabilities not subject to market risk (4)	23,549
Total liabilities	$2,109,603	$601,486	$1,484,568
Total equity	132,530
Total liabilities and equity	$2,242,133

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Second Quarter 2025

	As at January 31, 2025
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$71,200	$–	$71,200	Interest rate
Interest-bearing deposits with banks	47,924	1	47,923	Interest rate
Securities
Trading	189,416	161,798	27,618	Interest rate, credit spread
Investment, net of applicable allowance	298,609	–	298,609	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	280,451	235,353	45,098	Interest rate
Loans
Retail	633,400	–	633,400	Interest rate
Wholesale	379,250	2,825	376,425	Interest rate
Allowance for loan losses	(6,600)	–	(6,600)	Interest rate
Other
Derivatives	153,686	150,971	2,715	Interest rate, foreign exchange
Other assets	136,246	58,937	77,309	Interest rate
Assets not subject to market risk (3)	7,444
Total assets	$2,191,026	$609,885	$1,573,697
Liabilities subject to market risk
Deposits	$1,441,940	$67,363	$1,374,577	Interest rate
Other
Obligations related to securities sold short	45,460	45,238	222	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	274,592	243,755	30,837	Interest rate
Derivatives	161,590	156,653	4,937	Interest rate, foreign exchange
Other liabilities	96,886	41,346	55,540	Interest rate
Subordinated debentures	13,670	–	13,670	Interest rate
Liabilities not subject to market risk (4)	23,625
Total liabilities	$2,057,763	$554,355	$1,479,783
Total equity	133,263
Total liabilities and equity	$2,191,026

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Second Quarter 2025   33

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy, and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements that are appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes to our internal frameworks and policies from those described in our 2024 Annual Report.
Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

	As at April 30, 2025
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$114,591	$–	$114,591	$3,201	$111,390
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	388,341	347,516	735,857	415,596	320,261
Other securities	155,750	131,500	287,250	176,402	110,848
Other liquid assets (2)	46,605	–	46,605	39,201	7,404
Total liquid assets	$705,287	$479,016	$1,184,303	$634,400	$549,903

	As at January 31, 2025
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$119,124	$–	$119,124	$3,393	$115,731
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	368,204	325,992	694,196	402,563	291,633
Other securities	168,398	144,145	312,543	176,707	135,836
Other liquid assets (2)	45,184	–	45,184	37,317	7,867
Total liquid assets	$700,910	$470,137	$1,171,047	$619,980	$551,067

	As at
(Millions of Canadian dollars)	April 30 2025	January 31 2025
Royal Bank of Canada	$251,435	$266,821
Foreign branches	91,270	57,146
Subsidiaries	207,198	227,100
Total unencumbered liquid assets	$549,903	$551,067

(1)
Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).

(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to over-the-counter and exchange-traded derivative transactions.
The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.
Q2 2025 vs. Q1 2025
Total unencumbered liquid assets remained relatively stable from the prior quarter as a decrease in cash and deposits with banks was largely offset by a net increase in on-balance sheet securities reflecting growth in deposits and funding.

Royal Bank of Canada
  Second Quarter 2025

Asset encumbrance
The table below provides a summary of our on- and off-balance sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at April 30, 2025, our unencumbered assets available as collateral comprised 24% of total assets (January 31, 2025 – 25%).

	As at April 30, 2025
	Total Assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$114,591	$–	$114,591	$–	$3,201	$111,390	$–
Securities (4)	502,202	537,701	1,039,903	619,082	31,324	385,806	3,691
Loans, net of allowance for loan losses
Mortgage securities	55,735	–	55,735	26,769	–	28,966	–
Mortgage loans	425,368	–	425,368	68,993	–	38,928	317,447
Other loans	526,203	–	526,203	6,282	–	25,885	494,036
Derivatives	188,211	–	188,211	–	–	–	188,211
Others (5)	137,601	–	137,601	39,201	–	7,404	90,996
Total	$1,949,911	$537,701	$2,487,612	$760,327	$34,525	$598,379	$1,094,381

	As at January 31, 2025
	Total Assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$119,124	$–	$119,124	$–	$3,393	$115,731	$–
Securities (4)	498,827	526,646	1,025,473	604,411	30,437	387,296	3,329
Loans, net of allowance for loan losses
Mortgage securities	56,017	–	56,017	27,222	–	28,795	–
Mortgage loans	425,269	–	425,269	68,925	–	42,693	313,651
Other loans	524,764	–	524,764	6,630	–	25,786	492,348
Derivatives	153,686	–	153,686	–	–	–	153,686
Others (5)	143,690	–	143,690	37,317	–	7,867	98,506
Total	$1,921,377	$526,646	$2,448,023	$744,505	$33,830	$608,168	$1,061,520

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)
Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the Federal Reserve Bank of New York (FRBNY).

(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)
Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions, and margin lending. Includes $31 billion (January 31, 2025 – $30 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.

(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q2 2025 vs. Q1 2025
Total unencumbered assets available as collateral decreased $10 billion or 2% from last quarter, primarily due to a decrease in cash and deposits with banks, as well as a decrease in mortgage loans and securities.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions.
We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.
Deposit and funding profile
As at April 30, 2025, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $982 billion or 55% of our total funding (January 31, 2025 – $999 billion or 56%). The remaining portion is comprised of short- and long-term wholesale funding.

Royal Bank of Canada
  Second Quarter 2025   35

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.
Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at April 30, 2025, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $119 billion (January 31, 2025 – $117 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. Each long-term debt program allows issuances in multiple currencies. The following table summarizes our registered programs and their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion
We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by currency of issuance

U.S. dollar
46%
Euro
20%
Other
10%
Canadian dollar
24%

Long-term debt (1) – funding mix by product

MBS/CMB (2)
6%
Covered bonds
23%
Cards securitization
2%
Subordinated debentures
5%
Unsecured funding
64%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds
The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at April 30, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,932	$15	$883	$487	$4,317	$–	$–	$4,317
Certificates of deposit and commercial paper (3)	11,187	17,706	29,680	34,647	93,220	–	–	93,220
Asset-backed commercial paper (4)	5,199	6,119	6,029	893	18,240	–	–	18,240
Senior unsecured medium-term notes (5)	3,442	5,108	4,489	15,189	28,228	31,538	61,012	120,778
Senior unsecured structured notes (6)	1,057	1,497	1,721	4,097	8,372	5,631	11,135	25,138
Mortgage securitization	–	442	154	709	1,305	2,046	12,937	16,288
Covered bonds/asset-backed securities (7)	1,326	2,665	3,467	6,339	13,797	27,626	24,475	65,898
Subordinated liabilities	–	1,249	–	2,068	3,317	–	10,437	13,754
Other (8)	4,799	2,583	895	578	8,855	20,646	202	29,703
Total	$29,942	$37,384	$47,318	$65,007	$179,651	$87,487	$120,198	$387,336
Of which:
– Secured	$11,224	$10,621	$10,339	$7,941	$40,125	$29,672	$37,412	$107,209
– Unsecured	18,718	26,763	36,979	57,066	139,526	57,815	82,786	280,127

Royal Bank of Canada
  Second Quarter 2025

	As at January 31, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,384	$143	$96	$1,287	$3,910	$–	$–	$3,910
Certificates of deposit and commercial paper (3)	10,240	12,324	28,781	40,621	91,966	–	–	91,966
Asset-backed commercial paper (4)	3,868	7,610	6,108	893	18,479	–	–	18,479
Senior unsecured medium-term notes (5)	52	7,432	8,554	11,689	27,727	30,221	57,639	115,587
Senior unsecured structured notes (6)	1,751	2,559	2,211	3,633	10,154	6,173	9,791	26,118
Mortgage securitization	23	1,015	727	757	2,522	2,341	11,809	16,672
Covered bonds/asset-backed securities (7)	–	1,508	4,122	6,748	12,378	23,947	28,589	64,914
Subordinated liabilities	–	–	–	2,182	2,182	–	11,556	13,738
Other (8)	5,079	994	1,327	530	7,930	20,138	189	28,257
Total	$23,397	$33,585	$51,926	$68,340	$177,248	$82,820	$119,573	$379,641
Of which:
– Secured	$8,848	$10,133	$10,957	$8,398	$38,336	$26,288	$40,398	$105,022
– Unsecured	14,549	23,452	40,969	59,942	138,912	56,532	79,175	274,619

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)
Includes tender option bonds (secured) of $4,715 million (January 31, 2025 – $4,957 million), other long-term structured deposits (unsecured) of $22,718 million (January 31, 2025 – $23,104 million), FHLB advances (secured) of $2,068 million (January 31, 2025 - $nil) and wholesale guaranteed interest certificates of $202 million (January 31, 2025 – $196 million).

Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at May 28, 2025
	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable

(1)
Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization.

(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On October 8, 2024, Moody’s affirmed our ratings with stable outlook.
(5)	On June 25, 2024, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On June 11, 2024, Fitch Ratings affirmed our ratings with a stable outlook.
(7)	On May 9, 2025, DBRS affirmed our ratings with a stable outlook.
Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive
downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	April 30 2025			January 31 2025
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$264	$98	$195	$336	$135	$289
Other contractual funding or margin requirements (1)	43	23	36	50	42	97

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Royal Bank of Canada
  Second Quarter 2025   37

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage level for LCR is 100%.
OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	April 30 2025
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$446,512
Cash outflows
Retail deposits and deposits from small business customers, of which:	$419,251	$39,228
Stable deposits (3)	132,181	3,965
Less stable deposits	287,070	35,263
Unsecured wholesale funding, of which:	492,088	228,537
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	175,308	41,327
Non-operational deposits	298,343	168,773
Unsecured debt	18,437	18,437
Secured wholesale funding		48,810
Additional requirements, of which:	430,049	90,378
Outflows related to derivative exposures and other collateral requirements	88,706	25,908
Outflows related to loss of funding on debt products	11,583	11,583
Credit and liquidity facilities	329,760	52,887
Other contractual funding obligations (5)	23,350	23,350
Other contingent funding obligations (6)	876,652	14,945
Total cash outflows		$445,248
Cash inflows
Secured lending (e.g., reverse repos)	$364,727	$64,673
Inflows from fully performing exposures	23,569	13,822
Other cash inflows	26,745	26,745
Total cash inflows		$105,240
		Total adjusted value
Total HQLA		$446,512
Total net cash outflows		340,008
Liquidity coverage ratio		131%

	January 31 2025
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$419,334
Total net cash outflows		328,139
Liquidity coverage ratio		128%

(1)
The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended April 30, 2025 is calculated as an average of 61 daily positions.

(2)
With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 86% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

Royal Bank of Canada
  Second Quarter 2025

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.
LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q2 2025 vs. Q1 2025
The average LCR for the quarter ended April 30, 2025 was 131%, which translates into a surplus of approximately $107 billion, compared to 128% and a surplus of approximately $91 billion in the prior quarter. Average LCR increased from the prior quarter, primarily due to growth in deposits and funding, partially offset by securities and securities financing transactions.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.
Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks (D-SIBs) to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  Second Quarter 2025   39

Net Stable Funding Ratio common disclosure template
(1)

	As at April 30, 2025
	Unweighted value by residual maturity (2)				Weighted value
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$133,887	$–	$–	$13,043	$146,930
Regulatory Capital	133,887	–	–	13,043	146,930
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	336,631	134,650	56,945	64,159	543,026
Stable deposits (3)	102,545	58,502	29,500	27,515	208,535
Less stable deposits	234,086	76,148	27,445	36,644	334,491
Wholesale funding:	375,818	456,449	69,621	175,670	420,540
Operational deposits (4)	195,967	–	–	–	97,983
Other wholesale funding	179,851	456,449	69,621	175,670	322,557
Liabilities with matching interdependent assets (5)	–	1,170	1,684	22,948	–
Other liabilities:	51,145	211,181			21,414
NSFR derivative liabilities		28,372
All other liabilities and equity not included in the above categories	51,145	161,139	511	21,159	21,414
Total ASF					$1,131,910
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$41,605
Deposits held at other financial institutions for operational purposes	–	2,930	–	–	1,465
Performing loans and securities:	289,793	328,818	123,892	545,628	795,821
Performing loans to financial institutions secured by Level 1 HQLA	–	97,200	16,303	52	13,280
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	8,198	122,174	21,571	20,964	53,356
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	197,260	58,816	35,160	185,777	372,226
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	780	603	5,585	4,321
Performing residential mortgages, of which:	40,417	47,398	50,244	317,121	299,556
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	40,417	47,367	50,212	315,986	298,560
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	43,918	3,230	614	21,714	57,403
Assets with matching interdependent liabilities (5)	–	1,170	1,684	22,948	–
Other assets:	7,404	315,343			104,038
Physical traded commodities, including gold	7,404				6,293
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		28,664			24,365
NSFR derivative assets		24,260			–
NSFR derivative liabilities before deduction of variation margin posted		75,832			3,792
All other assets not included in the above categories	–	124,139	58	62,390	69,588

Off-balance sheet items	–	898,235			34,602
Total RSF					$977,531
Net Stable Funding Ratio (%)					116%

	As at January 31, 2025
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$1,126,088
Total RSF					982,998
Net Stable Funding Ratio (%)					115%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)
Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and Off-balance sheet items.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small- and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)
Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  Second Quarter 2025

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q2 2025 vs. Q1 2025
The NSFR as at April 30, 2025 was 116%, which translates into a surplus of approximately $154 billion, compared to 115% and a surplus of approximately $143 billion in the prior quarter. NSFR increased compared to the previous quarter, primarily due to lower funding requirements on securities and securities financing transactions and an increase in deposits and stable funding.
Contractual maturities of financial assets, financial liabilities and off-balance sheet items
The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the settlement of the amounts are expected to occur at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.
Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity section within the Liquidity and funding risk section of our 2024 Annual Report.

	As at April 30, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$112,201	$12	$–	$–	$5	$–	$–	$–	$2,373	$114,591
Securities
Trading (1)	88,695	2,454	1,371	104	496	239	547	13,533	81,698	189,137
Investment, net of applicable allowance	7,828	7,930	15,708	17,701	14,894	58,797	70,507	108,649	1,346	303,360
Assets purchased under reverse repurchase agreements and securities borrowed (2)	133,553	52,321	59,562	14,113	21,286	179	–	–	20,913	301,927
Loans, net of applicable allowance	45,542	31,650	47,572	49,167	52,370	291,996	301,754	82,969	104,286	1,007,306
Other
Customers’ liability under acceptances	20	2	–	–	–	–	6	–	–	28
Derivatives	18,188	19,391	12,977	14,693	9,326	24,134	40,824	48,678	–	188,211
Other financial assets	51,448	3,918	2,432	605	828	163	704	1,726	3,585	65,409
Total financial assets	457,475	117,678	139,622	96,383	99,205	375,508	414,342	255,555	214,201	2,169,969
Other non-financial assets	14,192	2,228	1,530	328	258	2,640	3,336	9,486	38,166	72,164
Total assets	$471,667	$119,906	$141,152	$96,711	$99,463	$378,148	$417,678	$265,041	$252,367	$2,242,133
Liabilities and equity
Deposits (3)
Unsecured borrowing	$101,249	$76,791	$95,030	$87,050	$66,447	$54,824	$86,394	$54,846	$710,263	$1,332,894
Secured borrowing	5,461	8,084	8,606	2,505	843	7,326	13,002	9,727	–	55,554
Covered bonds	1,326	2,662	2,328	3,223	3,084	25,022	16,603	4,090	–	58,338
Other
Acceptances	20	2	–	–	–	–	6	–	–	28
Obligations related to securities sold short	38,529	3,317	2,404	1,209	712	652	–	–	–	46,823
Obligations related to assets sold under repurchase agreements and securities loaned (2)	189,556	49,147	19,483	1,497	–	938	–	–	20,705	281,326
Derivatives	20,333	24,626	14,766	14,073	9,946	24,856	40,030	45,714	–	194,344
Other financial liabilities	46,110	5,010	3,295	1,780	1,666	1,457	2,560	19,640	1,041	82,559
Subordinated debentures	–	–	–	2,032	–	–	–	11,713	–	13,745
Total financial liabilities	402,584	169,639	145,912	113,369	82,698	115,075	158,595	145,730	732,009	2,065,611
Other non-financial liabilities	1,359	1,125	229	3,833	405	1,604	1,703	22,565	11,169	43,992
Equity	–	–	–	–	–	–	–	–	132,530	132,530
Total liabilities and equity	$403,943	$170,764	$146,141	$117,202	$83,103	$116,679	$160,298	$168,295	$875,708	$2,242,133
Off-balance sheet items
Financial guarantees	$981	$3,006	$3,956	$4,608	$4,778	$2,368	$5,738	$2,097	$24	$27,556
Commitments to extend credit	6,015	10,823	13,744	14,860	22,156	63,567	221,716	24,777	4,240	381,898
Other credit-related commitments	69,646	2,055	2,620	2,759	2,186	417	1,205	122	74,438	155,448
Other commitments	6	11	17	18	17	64	163	231	948	1,475
Total off-balance sheet items	$76,648	$15,895	$20,337	$22,245	$29,137	$66,416	$228,822	$27,227	$79,650	$566,377

(1)
With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)
A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada
  Second Quarter 2025   41

	As at January 31, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$116,898	$6	$–	$–	$–	$–	$–	$–	$2,220	$119,124
Securities
Trading (1)	84,492	2,567	1,176	50	109	270	645	13,396	86,711	189,416
Investment, net of applicable allowance	5,369	9,243	11,221	15,442	19,007	56,633	71,751	108,667	1,276	298,609
Assets purchased under reverse repurchase agreements and securities borrowed (2)	126,591	69,178	33,461	12,144	19,051	162	–	–	19,864	280,451
Loans, net of applicable allowance	40,691	37,876	51,468	49,970	51,052	289,717	297,582	84,739	102,955	1,006,050
Other
Customers’ liability under acceptances	17	–	46	–	–	–	11	–	–	74
Derivatives	12,639	16,664	9,414	7,621	9,214	17,075	32,008	49,051	–	153,686
Other financial assets	54,094	4,086	2,597	382	834	208	761	1,739	4,434	69,135
Total financial assets	440,791	139,620	109,383	85,609	99,267	364,065	402,758	257,592	217,460	2,116,545
Other non-financial assets	15,771	2,295	942	342	341	3,128	3,331	9,384	38,947	74,481
Total assets	$456,562	$141,915	$110,325	$85,951	$99,608	$367,193	$406,089	$266,976	$256,407	$2,191,026
Liabilities and equity
Deposits (3)
Unsecured borrowing	$103,083	$66,475	$96,968	$77,019	$87,804	$58,760	$83,739	$52,959	$699,794	$1,326,601
Secured borrowing	4,183	10,270	8,235	2,922	1,675	8,234	13,899	9,288	–	58,706
Covered bonds	–	1,503	4,108	2,235	3,303	21,202	20,341	3,941	–	56,633
Other
Acceptances	17	2	44	–	–	–	11	–	–	74
Obligations related to securities sold short	36,356	1,509	3,996	2,303	1,157	139	–	–	–	45,460
Obligations related to assets sold under repurchase agreements and securities loaned (2)	153,900	83,432	10,315	1,539	4	905	–	–	24,497	274,592
Derivatives	13,251	18,207	11,320	8,261	10,163	19,180	33,807	47,401	–	161,590
Other financial liabilities	43,739	3,165	2,823	1,896	1,818	1,107	2,544	18,915	1,140	77,147
Subordinated debentures	–	–	–	–	2,128	–	–	11,542	–	13,670
Total financial liabilities	354,529	184,563	137,809	96,175	108,052	109,527	154,341	144,046	725,431	2,014,473
Other non-financial liabilities	1,567	1,333	300	199	2,417	1,640	1,576	22,728	11,530	43,290
Equity	–	–	–	–	–	–	–	–	133,263	133,263
Total liabilities and equity	$356,096	$185,896	$138,109	$96,374	$110,469	$111,167	$155,917	$166,774	$870,224	$2,191,026
Off-balance sheet items
Financial guarantees	$1,254	$3,146	$3,825	$4,456	$4,892	$1,856	$6,705	$2,133	$23	$28,290
Commitments to extend credit	4,891	12,314	16,347	15,419	19,427	69,184	224,882	23,762	4,585	390,811
Other credit-related commitments	50,872	1,659	3,050	2,637	2,986	430	1,226	119	82,568	145,547
Other commitments	6	11	18	17	18	62	156	241	1,018	1,547
Total off-balance sheet items	$57,023	$17,130	$23,240	$22,529	$27,323	$71,532	$232,969	$26,255	$88,194	$566,195

(1)
With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)
A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada
  Second Quarter 2025

Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2024 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to comply with these requirements as disclosed in the Capital management section in our 2024 Annual Report, and as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios as per CAR guidelines. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios. Certain credit risk portfolios are subject to the SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage retail portfolios acquired through the HSBC Canada transaction. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA as noted in our 2024 Annual Report.
The Financial Stability Board (FSB) has re-designated us as a Global Systemically Important Bank (G-SIB). This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the D-SIB requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian D-SIBs to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA as reaffirmed by OSFI on December 17, 2024.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline, D-SIBs are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a D-SIB’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.
On July 5, 2024, OSFI announced a one-year delay to the increase in the capital floor factor prescribed in OSFI’s CAR guidelines, maintaining the current 67.5% of RWA (as calculated using only the SA for credit, market and operational risk) factor throughout 2024 and 2025, and delaying the 70% factor implementation from 2025 to 2026, and the 72.5% factor implementation from 2026 to 2027. On February 12, 2025, OSFI announced an indefinite delay in any further increases to the capital floor factor, and committed to providing at least two years notice to affected banks prior to resuming increases in the capital floor.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Effective the first quarter of 2025, we increased our capital attribution rates to our business segments. For further details, refer to the How we measure and report our business segments section.
For further details, refer to the Capital management section of our 2024 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at April 30, 2025 (4)	RBC capital, leverage and TLAC ratios as at April 30, 2025
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	13.2%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	14.7%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.5%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.3%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	31.0%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	9.2%

(1)
A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our D-SIB surcharge for capital is the required surcharge.

(2)
The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.09% as at April 30, 2025 (January 31, 2025 – 0.09%; October 31, 2024 – 0.08%).

(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at April 30, 2025 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable

Royal Bank of Canada
  Second Quarter 2025   43

The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2025	January 31 2025	October 31 2024
Capital (1)
CET1 capital	$92,829	$93,321	$88,936
Tier 1 capital	103,194	103,718	97,952
Total capital	116,237	115,914	110,487
RWA used in calculation of capital ratios (1)
Credit risk	$570,953	$579,866	$548,809
Market risk	39,287	36,530	33,930
Operational risk	93,680	92,545	89,543
Total RWA	$703,920	$708,941	$672,282
Capital ratios and Leverage ratio (1)
CET1 ratio	13.2%	13.2%	13.2%
Tier 1 capital ratio	14.7%	14.6%	14.6%
Total capital ratio	16.5%	16.4%	16.4%
Leverage ratio	4.3%	4.4%	4.2%
Leverage ratio exposure	$2,379,092	$2,367,402	$2,344,228
TLAC available and ratios (2)
TLAC available	$217,931	$211,585	$196,659
TLAC ratio	31.0%	29.8%	29.3%
TLAC leverage ratio	9.2%	8.9%	8.4%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.
Q2 2025 vs. Q1 2025

(1)	Represents rounded figures.
(2)
Represents net internal capital generation of $2.2 billion or 31 bps consisting of Net income available to shareholders less common and preferred share dividends and distributions on other equity instruments.

Our CET1 ratio of 13.2% was unchanged from last quarter, reflecting net internal capital generation that was offset by RWA growth (excluding FX) and share repurchases.
Total RWA decreased by $5 billion, primarily due to the impact of foreign exchange translation, partially offset by business growth and net credit migration. Business growth primarily reflects higher trading related activities, wholesale lending and personal lending, partially offset by a reduction in loan underwriting commitments. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 14.7% was up 10 bps and our Total capital ratio of 16.5% was up 10 bps, mainly reflecting the factors noted above under the CET1 ratio.
Our Leverage ratio of 4.3% was down 10 bps from last quarter, primarily due to business-driven growth in leverage exposures and share repurchases, partially offset by net internal capital generation.
Total leverage exposures increased by $12 billion, primarily due to higher business-driven leverage exposures in repo-style transactions, securities and wholesale and retail loans. This was partially offset by the impact of foreign exchange translation.

Royal Bank of Canada
  Second Quarter 2025

Our TLAC ratio of 31.0% was up 120 bps, reflecting a favourable impact from a net increase in eligible external TLAC instruments.
Our TLAC leverage ratio of 9.2% was up 30 bps, reflecting a favourable impact from a net increase in eligible external TLAC instruments, partially offset by the factors noted above under the Leverage ratio.
External TLAC instruments include long-term debt subject to conversion under the Bail-in regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.
Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended April 30, 2025			For the six months ended April 30, 2025
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		158	$14	374	$36
Purchased for cancellation (2)		(3,013)	(45)	(4,955)	(74)
Issuance of limited recourse capital notes (LRCNs) Series 5 (2), (3), (4)	November 1, 2024	–	–	1,000	1,396
Tier 2 capital
Redemption of December 23, 2029 subordinated debentures (2), (3)	December 23, 2024		$–		(1,500)
Issuance of February 4, 2035 subordinated debentures (2), (3)	January 29, 2025		$–		1,500

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Non-Viability Contingent Capital (NVCC) instruments.
(4)	For the LRCNs, the number of shares represents the number of notes issued.
On June 10, 2024, we announced a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares, commencing on June 12, 2024 and continuing until June 11, 2025, or such earlier date as we complete the repurchase of all shares permitted under the bid. For the three months ended April 30, 2025, the total number of common shares repurchased and cancelled under our NCIB program was approximately 3,013 thousand. The total cost of the shares repurchased was $488 million. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 5,843 thousand, at a cost of approximately $966 million.
We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.
On November 1, 2024, we issued US$1,000 million of LRCN Series 5 at a price of US$1,000 per note. The LRCN Series 5 bear interest at a fixed rate of 6.350% per annum until November 24, 2034. Thereafter, the interest rate on the LRCN Series 5 will reset every five years at a rate per annum equal to the prevailing 5-Year U.S. Treasury Rate plus 2.257% until their maturity on November 24, 2084.
On December 23, 2024, we redeemed all $1,500 million of our outstanding NVCC 2.88% subordinated debentures due December 23, 2029 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 29, 2025, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.279% per annum until February 4, 2030, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.45% thereafter until their maturity on February 4, 2035.
On April 15, 2025, we announced our intention to redeem all outstanding NVCC 2.088% subordinated debentures due on June 30, 2030 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date, which will occur on June 30, 2025.
On May 24, 2025, we redeemed all 24 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD at a price of $25 per share.

Royal Bank of Canada
  Second Quarter 2025   45

Selected share data
(1)

	As at April 30, 2025
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,410,499	$20,975	$1.48
Treasury shares – common shares (2)	(960)	(155)
Common shares outstanding	1,409,539	$20,820
Stock options and awards
Outstanding	7,917
Exercisable	3,948
First preferred shares issued
Non-cumulative Series BD (3), (4)	24,000	$600	$0.20
Non-cumulative Series BF (3), (4)	12,000	300	0.19
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BO (3), (4)	14,000	350	0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.408%
Non-cumulative Series BW (3), (4), (5)	600	600	6.698%
Other equity instruments issued
Limited recourse capital notes Series 1 (3), (4), (6), (7)	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (3), (4), (6), (7)	1,250	1,250	4.00%
Limited recourse capital notes Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
Limited recourse capital notes Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
Limited recourse capital notes Series 5 (3), (4), (6), (7)	1,000	1,396	6.35%
Preferred shares and other equity instruments issued	70,100	10,416
Treasury instruments – preferred shares and other equity instruments (2)	(80)	(53)
Preferred shares and other equity instruments outstanding	70,020	$10,363
Dividends on common shares		$2,087
Dividends on preferred shares and distributions on other equity instruments (8)		112

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)
For LRCN Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.

(7)
In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS); in connection with the issuance of LRCN Series 4 on April 24, 2024, we issued US$1,000 million of First Preferred Shares Series BV (Series BV); and in connection with the issuance of LRCN Series 5 on November 1, 2024, we issued US$1,000 million of First Preferred Shares Series BX (Series BX). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and the Series BV and BX preferred shares were issued at a price of US$1,000 per share. The Series BQ, BR, BS, BV and BX preferred shares were issued to a consolidated trust to be held as trust assets in connection with the LRCN series. For further details, refer to Note 19 of our audited 2024 Annual Consolidated Financial Statements.

(8)	Excludes distributions to non-controlling interests.
As at May 23, 2025, the number of outstanding common shares was 1,410,276,755, net of treasury shares held of 276,136, and the number of stock options and awards was 7,863,250.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at April 30, 2025, which were the preferred shares Series BD, BF, BH, BI, BO, BT, BU, BW, LRCN Series 1, LRCN Series 2, LRCN Series 3, LRCN Series 4, LRCN Series 5 and subordinated debentures due on January 27, 2026, June 30, 2030, January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, August 8, 2034, and February 4, 2035 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares at the time of the trigger event
(10-day
weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 6.2 billion common shares, in aggregate, which would represent a dilution impact of 81.5% based on the number of common shares outstanding as at April 30, 2025.

Royal Bank of Canada
  Second Quarter 2025

Accounting and control matters

Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our material accounting policies are described in Note 2 of our audited 2024 Annual Consolidated Financial Statements.
Future changes in accounting policies and disclosures
Future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2024 Annual Consolidated Financial Statements.

Controls and procedures
Disclosure controls and procedures
As of April 30, 2025, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2025.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended April 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related
parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee
directors, executives and certain other key employees. For further information, refer to Notes 12 and 25 of our audited 2024 Annual Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2025   47

Glossary

Adjusted results
For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted total revenue – calculated as total revenue excluding the impact of specified items.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s CAR guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest
expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest
expense and adjusted total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Royal Bank of Canada
  Second Quarter 2025

Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.
Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held. Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments and derivatives relating to the Insurance segment. Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money and financial risks on insurance contracts and reinsurance contracts held, respectively.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held. Insurance revenue represents the revenue recognized in the period as we provide insurance services for the groups of insurance contracts. Insurance service expense represents the costs incurred in providing insurance services in the period, which includes incurred claims and other directly attributable expenses, allocation of acquisition costs, changes relating to past or current services and changes in loss components of onerous groups of contracts. Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk
based measure and is calculated in accordance with OSFI’s LR guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s LAR guideline.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance
sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
PCL on impaired loans ratio
PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.
PCL on performing loans ratio
PCL on performing loans ratio is calculated as PCL on performing loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Royal Bank of Canada
  Second Quarter 2025   49

Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. ROE is based on actual balances of average common equity before rounding. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.
Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on-
and
off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; and DBRS Limited are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (U.S. tax credit investment business as well as eligible Canadian taxable corporate dividends received on or before December 31, 2023) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital, and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under the guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  Second Quarter 2025

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2024 Annual Report, Q2 2025 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q2 2025 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	50	140	1
	2	Define risk terminology and measures		69-75, 137-139	–
	3	Top and emerging risks		66-69	–
	4	New regulatory ratios	42-44	114-120	–
Risk governance, risk management and business model	5	Risk management organization		69-75	–
	6	Risk culture		69-75	–
	7	Risk in the context of our business activities		124	–
	8	Stress testing		73, 85	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	42	114-120	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		114-120	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		75-79	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		72, 75-77	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	33	92-93, 98-99	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	34, 36	94, 97	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	40-41	101-102	–
	21	Sources of funding and funding strategy	34-36	94-96	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	31-32	89-90	–
	23	Decomposition of market risk factors	29-30	85-90	–
	24	Market risk validation and back-testing		85	–
	25	Primary risk management techniques beyond reported risk measures and parameters		85-88	–
Credit risk	26	Bank’s credit risk profile	25-29	75-85, 187-194	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	65-71	131-136	*
	27	Policies for identifying impaired loans		77-79, 126, 157-160	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		80	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		78-79	*
Other	31	Other risk types		104-113	–
	32	Publicly known risk events		108-109, 236-237	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended April 30, 2025 and for the year ended October 31, 2024.

Royal Bank of Canada
  Second Quarter 2025   51

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	April 30 2025	October 31 2024

Assets
Cash and due from banks	$48,621	$56,723

Interest-bearing deposits with banks	65,970	66,020

Securities
Trading	189,137	183,300
Investment, net of applicable allowance (Note 4)	303,360	256,618
	492,497	439,918

Assets purchased under reverse repurchase agreements and securities borrowed	301,927	350,803

Loans (Note 5)
Retail	635,280	626,978
Wholesale	379,151	360,439
	1,014,431	987,417
Allowance for loan losses (Note 5)	(7,125)	(6,037)
	1,007,306	981,380
Other
Customers’ liability under acceptances	28	35
Derivatives	188,211	150,612
Premises and equipment	6,734	6,852
Goodwill	19,287	19,286
Other intangibles	7,532	7,798
Other assets	104,020	92,155
	325,812	276,738
Total assets	$2,242,133	$2,171,582

Liabilities and equity
Deposits (Note 6)
Personal	$519,172	$522,139
Business and government	893,573	839,670
Bank	34,041	47,722
	1,446,786	1,409,531
Other
Acceptances	28	35
Obligations related to securities sold short	46,823	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	281,326	305,321
Derivatives	194,344	163,763
Insurance contract liabilities	23,407	22,231
Other liabilities	103,144	94,677
	649,072	621,313

Subordinated debentures (Note 10)	13,745	13,546
Total liabilities	2,109,603	2,044,390

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 10)	10,363	9,031
Common shares (Note 10)	20,820	20,952
Retained earnings	92,988	88,608
Other components of equity	8,276	8,498
	132,447	127,089
Non-controlling interests	83	103
Total equity	132,530	127,192
Total liabilities and equity	$2,242,133	$2,171,582
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2025

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	April 30 2025	April 30 2024	April 30 2025	April 30 2024

Interest and dividend income (Note 3)
Loans	$13,484	$12,933	$27,814	$25,202
Securities	4,845	4,194	9,677	8,748
Assets purchased under reverse repurchase agreements and securities borrowed	5,312	7,011	11,236	14,232
Deposits and other	1,329	1,616	2,698	3,181
	24,970	25,754	51,425	51,363

Interest expense (Note 3)
Deposits and other	10,716	11,488	22,532	22,793
Other liabilities	6,042	7,454	12,568	15,240
Subordinated debentures	156	189	321	375
	16,914	19,131	35,421	38,408
Net interest income	8,056	6,623	16,004	12,955

Non-interest income
Insurance service result (Note 7)	224	203	510	390
Insurance investment result (Note 7)	78	59	160	200
Trading revenue	641	633	1,836	1,437
Investment management and custodial fees	2,544	2,257	5,211	4,442
Mutual fund revenue	1,211	1,067	2,447	2,097
Securities brokerage commissions	486	431	957	819
Service charges	607	557	1,219	1,111
Underwriting and other advisory fees	615	734	1,289	1,340
Foreign exchange revenue, other than trading	338	287	656	549
Card service revenue	328	291	645	617
Credit fees	370	434	805	829
Net gains on investment securities	45	59	100	129
Income (loss) from joint ventures and associates	16	18	35	30
Other	113	501	537	694
	7,616	7,531	16,407	14,684
Total revenue	15,672	14,154	32,411	27,639
Provision for credit losses (Notes 4 and 5)	1,424	920	2,474	1,733

Non-interest expense
Human resources (Note 8)	5,478	5,091	11,465	10,254
Equipment	704	615	1,385	1,234
Occupancy	428	441	857	848
Communications	378	358	705	679
Professional fees	538	697	1,040	1,321
Amortization of other intangibles	457	373	892	725
Other	747	733	1,642	1,571
	8,730	8,308	17,986	16,632
Income before income taxes	5,518	4,926	11,951	9,274
Income taxes (Note 9)	1,128	976	2,430	1,742
Net income	$4,390	$3,950	$9,521	$7,532

Net income attributable to:
Shareholders	$4,386	$3,948	$9,515	$7,528
Non-controlling interests	4	2	6	4
	$4,390	$3,950	$9,521	$7,532
Basic earnings per share (in dollars) (Note 11)	$3.03	$2.75	$6.57	$5.25
Diluted earnings per share (in dollars) (Note 11)	3.02	2.74	6.56	5.25
Dividends per common share (in dollars)	1.48	1.38	2.96	2.76
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2025   53

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Net income	$4,390	$3,950	$9,521	$7,532
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(214)	82	(30)	870
Provision for credit losses recognized in income	–	–	(2)	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(30)	(43)	(91)	(92)
	(244)	39	(123)	778
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(4,261)	1,831	(627)	(320)
Net foreign currency translation gains (losses) from hedging activities	1,978	(827)	307	95
Reclassification of losses (gains) on foreign currency translation to income	(13)	–	(13)	–
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	1
	(2,296)	1,004	(333)	(224)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(98)	293	570	(309)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(177)	(128)	(336)	(309)
	(275)	165	234	(618)
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 8)	11	104	49	146
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	471	(313)	(37)	(1,014)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	24	19	38	74
	506	(190)	50	(794)
Total other comprehensive income (loss), net of taxes	(2,309)	1,018	(172)	(858)
Total comprehensive income (loss)	$2,081	$4,968	$9,349	$6,674
Total comprehensive income attributable to:
Shareholders	$2,082	$4,963	$9,343	$6,670
Non-controlling interests	(1)	5	6	4
	$2,081	$4,968	$9,349	$6,674
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$(28)	$(7)	$93	$296
Provision for credit losses recognized in income	–	–	–	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(10)	(12)	(28)	(28)
Unrealized foreign currency translation gains (losses)	(26)	7	(7)	(10)
Net foreign currency translation gains (losses) from hedging activities	733	(307)	113	33
Reclassification of losses (gains) on foreign currency translation to income	–	–	–	–
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	–
Net gains (losses) on derivatives designated as cash flow hedges	(48)	137	216	(125)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(68)	(47)	(128)	(115)
Remeasurement gains (losses) on employee benefit plans	5	30	19	52
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	180	(119)	(14)	(390)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	10	7	14	27
Total income tax expenses (recoveries)	$748	$(311)	$278	$(260)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2025

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended April 30, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$10,416	$21,006	$(12)	$(83)	$90,754	$(776)	$9,086	$2,776	$11,086	$133,167	$96	$133,263
Changes in equity
Issues of share capital and other equity instruments	–	14	–	–	–	–	–	–	–	14	–	14
Common shares purchased for cancellation	–	(45)	–	–	(443)	–	–	–	–	(488)	–	(488)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	721	1,313	–	–	–	–	–	2,034	–	2,034
Purchases of treasury shares and other equity instruments	–	–	(762)	(1,385)	–	–	–	–	–	(2,147)	–	(2,147)
Share-based compensation awards	–	–	–	–	6	–	–	–	–	6	–	6
Dividends on common shares	–	–	–	–	(2,087)	–	–	–	–	(2,087)	–	(2,087)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(112)	–	–	–	–	(112)	(12)	(124)
Other	–	–	–	–	(22)	–	–	–	–	(22)	–	(22)
Net income	–	–	–	–	4,386	–	–	–	–	4,386	4	4,390
Total other comprehensive income (loss), net of taxes	–	–	–	–	506	(244)	(2,291)	(275)	(2,810)	(2,304)	(5)	(2,309)
Balance at end of period	$10,416	$20,975	$(53)	$(155)	$92,988	$(1,020)	$6,795	$2,501	$8,276	$132,447	$83	$132,530

	For the three months ended April 30, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$8,050	$20,156	$(19)	$(84)	$82,049	$(1,121)	$5,387	$1,973	$6,239	$116,391	$97	$116,488
Changes in equity
Issues of share capital and other equity instruments	1,370	762	–	–	(8)	–	–	–	–	2,124	–	2,124
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	404	1,112	–	–	–	–	–	1,516	–	1,516
Purchases of treasury shares and other equity instruments	–	–	(366)	(1,099)	–	–	–	–	–	(1,465)	–	(1,465)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(1,953)	–	–	–	–	(1,953)	–	(1,953)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(67)	–	–	–	–	(67)	(2)	(69)
Other	–	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Net income	–	–	–	–	3,948	–	–	–	–	3,948	2	3,950
Total other comprehensive income (loss), net of taxes	–	–	–	–	(190)	39	1,001	165	1,205	1,015	3	1,018
Balance at end of period	$9,420	$20,918	$19	$(71)	$83,774	$(1,082)	$6,388	$2,138	$7,444	$121,504	$100	$121,604

Royal Bank of Canada
  Second Quarter 2025   55

	For the six months ended April 30, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192
Changes in equity
Issues of share capital and other equity instruments	1,396	36	–	–	(10)	–	–	–	–	1,422	–	1,422
Common shares purchased for cancellation	–	(74)	–	–	(752)	–	–	–	–	(826)	–	(826)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	1,231	2,907	–	–	–	–	–	4,138	–	4,138
Purchases of treasury shares and other equity instruments	–	–	(1,295)	(3,001)	–	–	–	–	–	(4,296)	–	(4,296)
Share-based compensation awards	–	–	–	–	19	–	–	–	–	19	–	19
Dividends on common shares	–	–	–	–	(4,179)	–	–	–	–	(4,179)	–	(4,179)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(230)	–	–	–	–	(230)	(26)	(256)
Other	–	–	–	–	(33)	–	–	–	–	(33)	–	(33)
Net income	–	–	–	–	9,515	–	–	–	–	9,515	6	9,521
Total other comprehensive income (loss), net of taxes	–	–	–	–	50	(123)	(333)	234	(222)	(172)	–	(172)
Balance at end of period	$10,416	$20,975	$(53)	$(155)	$92,988	$(1,020)	$6,795	$2,501	$8,276	$132,447	$83	$132,530

	For the six months ended April 30, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	2,120	1,520	–	–	(14)	–	–	–	–	3,626	–	3,626
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	(23)	–	–	–	2	–	–	–	–	(21)	–	(21)
Sales of treasury shares and other equity instruments	–	–	517	2,339	–	–	–	–	–	2,856	–	2,856
Purchases of treasury shares and other equity instruments	–	–	(489)	(2,179)	–	–	–	–	–	(2,668)	–	(2,668)
Share-based compensation awards	–	–	–	–	8	–	–	–	–	8	–	8
Dividends on common shares	–	–	–	–	(3,897)	–	–	–	–	(3,897)	–	(3,897)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(125)	–	–	–	–	(125)	(3)	(128)
Other	–	–	–	–	7	–	–	–	–	7	–	7
Net income	–	–	–	–	7,528	–	–	–	–	7,528	4	7,532
Total other comprehensive income (loss), net of taxes	–	–	–	–	(794)	778	(224)	(618)	(64)	(858)	–	(858)
Balance at end of period	$9,420	$20,918	$19	$(71)	$83,774	$(1,082)	$6,388	$2,138	$7,444	$121,504	$100	$121,604
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2025

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Cash flows from operating activities
Net income	$4,390	$3,950	$9,521	$7,532
Adjustments for non-cash items and others
Provision for credit losses	1,424	920	2,474	1,733
Depreciation	321	338	644	658
Deferred income taxes	(260)	(246)	(232)	(852)
Amortization and impairment of other intangibles	459	385	910	739
Net changes in investments in joint ventures and associates	(16)	(18)	(35)	(30)
Losses (Gains) on investment securities	(45)	(59)	(100)	(129)
Losses (Gains) on disposition of businesses	–	(1)	–	(5)
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	(70)	(143)	1,176	2,173
Net change in accrued interest receivable and payable	323	1,414	(656)	1,589
Current income taxes	736	(430)	146	(115)
Derivative assets	(34,525)	(21,796)	(37,599)	15,616
Derivative liabilities	32,754	26,053	30,581	(9,602)
Trading securities	279	21,141	(5,837)	18,620
Loans, net of securitizations	(2,452)	(27,878)	(28,235)	(33,716)
Assets purchased under reverse repurchase agreements and securities borrowed	(21,476)	46,518	48,876	38,838
Obligations related to assets sold under repurchase agreements and securities loaned	6,734	(60,433)	(23,995)	(61,181)
Obligations related to securities sold short	1,363	(4,433)	11,537	(3,072)
Deposits	4,846	209	37,255	9,690
Brokers and dealers receivable and payable	717	505	(89)	8
Other	14,349	(1,599)	(5,337)	(5,740)
Net cash from (used in) operating activities	9,851	(15,603)	41,005	(17,246)
Cash flows from investing activities
Change in interest-bearing deposits with banks	(18,046)	22,621	50	32,627
Proceeds from sales and maturities of investment securities	53,100	43,051	110,118	108,531
Purchases of investment securities	(66,482)	(46,833)	(157,025)	(107,720)
Net acquisitions of premises and equipment and other intangibles	(483)	(410)	(1,164)	(892)
Net proceeds from (cash transferred for) dispositions	–	1	–	10
Cash used in acquisitions, net of cash acquired	–	(12,716)	–	(12,716)
Net cash from (used in) investing activities	(31,911)	5,714	(48,021)	19,840
Cash flows from financing activities
Issuance of subordinated debentures	–	2,000	1,500	2,000
Repayment of subordinated debentures	–	–	(1,500)	–
Issue of common shares, net of issuance costs	13	20	34	56
Common shares purchased for cancellation	(488)	–	(826)	–
Issue of preferred shares and other equity instruments, net of issuance costs	–	1,362	1,386	2,106
Redemption of preferred shares and other equity instruments	–	–	–	(21)
Sales of treasury shares and other equity instruments	2,034	1,516	4,138	2,856
Purchases of treasury shares and other equity instruments	(2,147)	(1,465)	(4,296)	(2,668)
Dividends paid on shares and distributions paid on other equity instruments	(2,210)	(1,262)	(4,311)	(2,502)
Dividends/distributions paid to non-controlling interests	(14)	(2)	(14)	(3)
Change in short-term borrowings of subsidiaries	2,068	(4,352)	2,068	(3,819)
Repayment of lease liabilities	(171)	(157)	(325)	(310)
Net cash from (used in) financing activities	(915)	(2,340)	(2,146)	(2,305)
Effect of exchange rate changes on cash and due from banks	396	(745)	1,060	(905)
Net change in cash and due from banks	(22,579)	(12,974)	(8,102)	(616)
Cash and due from banks at beginning of period (1)	71,200	74,347	56,723	61,989
Cash and due from banks at end of period (1)	$48,621	$61,373	$48,621	$61,373
Cash flows from operating activities include:
Amount of interest paid	$16,367	$16,788	$35,844	$35,708
Amount of interest received	24,269	24,930	50,316	49,880
Amount of dividends received	987	798	2,050	1,856
Amount of income taxes paid	1,468	1,221	2,710	2,076

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $2 billion as at April 30, 2025 (January 31, 2025 – $2 billion; October 31, 2024 – $2 billion; April 30, 2024 – $2 billion
;
January 31, 2024 - $3 billion; October 31, 2023 – $
3 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2025   57

Note 1 General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2024 Annual Consolidated Financial Statements and the accompanying notes included on pages 148 to 247 in our 2024 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On May 28, 2025, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of material accounting policies, estimates and judgments
The Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2024 Annual Consolidated Financial Statements. Our material accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2024 Annual Consolidated Financial Statements.

Note 3 Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI), and financial instruments measured at amortized cost. Embedded derivatives are presented on a combined basis with the host contracts in the Interim Condensed Consolidated Balance Sheets. Refer to Note 2 and Note 3 of our audited 2024 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at April 30, 2025
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$56,275	$–	$–	$9,695	$9,695	$65,970	$65,970
Securities
Trading	183,776	5,361	–	–	–	–	189,137	189,137
Investment, net of applicable allowance	–	–	201,580	1,360	100,420	97,703	303,360	300,643
	183,776	5,361	201,580	1,360	100,420	97,703	492,497	489,780
Assets purchased under reverse repurchase agreements and securities borrowed	226,379	–	–	–	75,548	75,538	301,927	301,917
Loans, net of applicable allowance
Retail	910	–	461	–	630,071	630,062	631,442	631,433
Wholesale	7,006	2,807	709	–	365,342	362,888	375,864	373,410
	7,916	2,807	1,170	–	995,413	992,950	1,007,306	1,004,843
Other
Derivatives	188,211	–	–	–	–	–	188,211	188,211
Other assets (1)	12,686	–	–	–	56,636	56,636	69,322	69,322
Financial liabilities
Deposits
Personal	$557	$33,593			$485,022	$487,618	$519,172	$521,768
Business and government (2)	210	167,383			725,980	727,418	893,573	895,011
Bank (3)	–	2,920			31,121	31,137	34,041	34,057
	767	203,896			1,242,123	1,246,173	1,446,786	1,450,836
Other
Obligations related to securities sold short	46,823	–			–	–	46,823	46,823
Obligations related to assets sold under repurchase agreements and securities loaned	–	240,561			40,765	40,765	281,326	281,326
Derivatives	194,344	–			–	–	194,344	194,344
Other liabilities (4)	556	16,990			60,460	60,466	78,006	78,012
Subordinated debentures	–	–			13,745	13,788	13,745	13,788

Royal Bank of Canada
  Second Quarter 2025

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2024
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$53,996	$–	$–	$12,024	$12,024	$66,020	$66,020
Securities
Trading	182,346	954	–	–	–	–	183,300	183,300
Investment, net of applicable allowance	–	–	155,118	1,242	100,258	96,336	256,618	252,696
	182,346	954	155,118	1,242	100,258	96,336	439,918	435,996
Assets purchased under reverse repurchase agreements and securities borrowed	284,311	–	–	–	66,492	66,492	350,803	350,803
Loans, net of applicable allowance
Retail	915	–	580	–	622,098	619,320	623,593	620,815
Wholesale	6,177	2,030	1,003	–	348,577	345,561	357,787	354,771
	7,092	2,030	1,583	–	970,675	964,881	981,380	975,586
Other
Derivatives	150,612	–	–	–	–	–	150,612	150,612
Other assets (1)	11,770	–	–	–	50,093	50,093	61,863	61,863
Financial liabilities
Deposits
Personal	$508	$33,799			$487,832	$490,170	$522,139	$524,477
Business and government (2)	191	156,238			683,241	684,748	839,670	841,177
Bank (3)	–	10,530			37,192	37,183	47,722	47,713
	699	200,567			1,208,265	1,212,101	1,409,531	1,413,367
Other
Obligations related to securities sold short	35,286	–			–	–	35,286	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	–	270,663			34,658	34,658	305,321	305,321
Derivatives	163,763	–			–	–	163,763	163,763
Other liabilities (4)	(1,407)	–			69,597	69,850	68,190	68,443
Subordinated debentures	–	–			13,546	13,602	13,546	13,602

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Royal Bank of Canada
  Second Quarter 2025   59

Fair

value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	April 30, 2025						October 31, 2024
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$56,275	$–	$		$56,275	$–	$53,996	$–	$		$53,996
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	10,101	1,914	–			12,015	11,611	2,173	–			13,784
Provincial and municipal	–	17,472	–			17,472	–	16,588	–			16,588
U.S. federal, state, municipal and agencies (1), (2)	1,213	38,491	–			39,704	1,852	29,136	–			30,988
Other OECD government (3)	8,305	6,018	–			14,323	2,481	2,153	–			4,634
Mortgage-backed securities (1)	–	93	–			93	–	3	–			3
Asset-backed securities	–	890	–			890	–	1,434	–			1,434
Corporate debt and other debt	–	22,866	32			22,898	–	26,195	–			26,195
Equities	76,450	2,637	2,655			81,742	84,814	2,316	2,544			89,674
	96,069	90,381	2,687			189,137	100,758	79,998	2,544			183,300
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	16,813	11,007	–			27,820	4,623	8,546	–			13,169
Provincial and municipal	–	9,953	–			9,953	–	7,554	–			7,554
U.S. federal, state, municipal and agencies (1)	139	103,808	–			103,947	42	80,224	–			80,266
Other OECD government	6,579	9,525	–			16,104	2,370	7,786	–			10,156
Mortgage-backed securities (1)	–	2,447	31			2,478	–	2,603	31			2,634
Asset-backed securities	–	9,887	–			9,887	–	9,357	–			9,357
Corporate debt and other debt	–	31,257	134			31,391	–	31,839	143			31,982
Equities	454	336	570			1,360	432	304	506			1,242
	23,985	178,220	735			202,940	7,467	148,213	680			156,360
Assets purchased under reverse repurchase agreements and securities borrowed	–	226,379	–			226,379	–	284,311	–			284,311
Loans	–	10,686	1,207			11,893	–	8,924	1,781			10,705
Other
Derivatives
Interest rate contracts	–	26,685	317			27,002	–	27,719	354			28,073
Foreign exchange contracts	–	134,792	–			134,792	–	98,480	3			98,483
Credit derivatives	–	429	–			429	–	273	–			273
Other contracts	1,322	28,178	53			29,553	2,553	23,830	21			26,404
Valuation adjustments	–	(1,215)	25			(1,190)	–	(1,067)	14			(1,053)
Total gross derivatives	1,322	188,869	395			190,586	2,553	149,235	392			152,180
Netting adjustments					(2,375)	(2,375)					(1,568)	(1,568)
Total derivatives						188,211						150,612
Other assets	5,510	7,171	5			12,686	5,291	6,472	7			11,770
	$126,886	$757,981	$5,029		$(2,375)	$887,521	$116,069	$731,149	$5,404		$(1,568)	$851,054
Financial liabilities
Deposits
Personal	$–	$33,608	$542	$		$34,150	$–	$33,829	$478	$		$34,307
Business and government	–	167,593	–			167,593	–	156,429	–			156,429
Bank	–	2,920	–			2,920	–	10,530	–			10,530
Other
Obligations related to securities sold short	14,539	32,284	–			46,823	15,172	20,114	–			35,286
Obligations related to assets sold under repurchase agreements and securities loaned	–	240,561	–			240,561	–	270,663	–			270,663
Derivatives
Interest rate contracts	–	22,032	839			22,871	–	24,852	847			25,699
Foreign exchange contracts	–	133,861	53			133,914	–	93,164	54			93,218
Credit derivatives	–	396	–			396	–	218	–			218
Other contracts	2,272	37,215	445			39,932	3,212	42,961	324			46,497
Valuation adjustments	–	(394)	–			(394)	–	(297)	(4)			(301)
Total gross derivatives	2,272	193,110	1,337			196,719	3,212	160,898	1,221			165,331
Netting adjustments					(2,375)	(2,375)					(1,568)	(1,568)
Total derivatives						194,344						163,763
Other liabilities	315	17,231	–			17,546	287	(1,694)	–			(1,407)
	$17,126	$687,307	$1,879		$(2,375)	$703,937	$18,671	$650,769	$1,699		$(1,568)	$669,571

(1)	As at April 30, 2025, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of Trading securities were $
19,515
million

and $nil (October 31, 2024 – $17,154 million and $nil), respectively, and in all fair value levels of Investment securities were $28,298 million

and $2,478
million

(October 31, 2024 – $27,048 million and $
2,568
million), respectively.
(2)	United States (U.S.).
(3)	Organisation for Economic Co-operation and Development (OECD).

Royal Bank of Canada
  Second Quarter 2025

Note 3 Fair value of financial instruments (continued)

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended April 30, 2025, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at April 30, 2025, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2024 Annual Consolidated Financial Statements.
Changes
in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended April 30, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$32	$–	$32	$–
Equities	2,643	(6)	(73)	127	(36)	–	–	2,655	(6)
	2,643	(6)	(73)	127	(36)	32	–	2,687	(6)
Investment
Mortgage-backed securities	32	–	(1)	–	–	–	–	31	n.a.
Corporate debt and other debt	142	–	(4)	–	(4)	–	–	134	n.a.
Equities	523	–	15	32	–	–	–	570	n.a.
	697	–	10	32	(4)	–	–	735	n.a.
Loans	1,876	98	(23)	51	(795)	–	–	1,207	20
Other
Net derivative balances (3)
Interest rate contracts	(535)	(47)	2	28	2	7	21	(522)	(46)
Foreign exchange contracts	(66)	3	3	–	(1)	–	8	(53)	2
Other contracts	(455)	101	16	–	3	(49)	(8)	(392)	125
Valuation adjustments	8	–	–	16	1	–	–	25	–
Other assets	7	–	–	–	(2)	–	–	5	–
	$4,175	$149	$(65)	$254	$(832)	$(10)	$21	$3,692	$95
Liabilities
Deposits	$(634)	$8	$7	$(169)	$26	$(44)	$264	$(542)	$9
	$(634)	$8	$7	$(169)	$26	$(44)	$264	$(542)	$9

Royal Bank of Canada
  Second Quarter 2025   61

	For the three months ended April 30, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Equities	2,286	(36)	28	131	(16)	–	(1)	2,392	(12)
	2,286	(36)	28	131	(16)	–	(1)	2,392	(12)
Investment
Mortgage-backed securities	30	–	–	–	–	–	–	30	n.a.
Corporate debt and other debt	148	–	1	–	(5)	–	–	144	n.a.
Equities	462	–	9	3	–	2	–	476	n.a.
	640	–	10	3	(5)	2	–	650	n.a.
Loans	1,815	(8)	12	202	(47)	3	(140)	1,837	(4)
Other
Net derivative balances (3)
Interest rate contracts	(535)	(77)	–	(26)	(3)	(5)	(1)	(647)	(62)
Foreign exchange contracts	(49)	10	4	10	(2)	2	(2)	(27)	13
Other contracts	(349)	8	(8)	(33)	3	(79)	160	(298)	–
Valuation adjustments	4	–	–	(2)	(8)	–	–	(6)	–
Other assets	10	–	–	–	(1)	–	–	9	–
	$3,822	$(103)	$46	$285	$(79)	$(77)	$16	$3,910	$(65)
Liabilities
Deposits	$(429)	$(4)	$(2)	$(235)	$25	$(89)	$101	$(633)	$6
	$(429)	$(4)	$(2)	$(235)	$25	$(89)	$101	$(633)	$6

	For the six months ended April 30, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$32	$–	$32	$–
Equities	2,544	(70)	(14)	334	(140)	1	–	2,655	(48)
	2,544	(70)	(14)	334	(140)	33	–	2,687	(48)
Investment
Mortgage-backed securities	31	–	–	–	–	–	–	31	n.a.
Corporate debt and other debt	143	–	2	–	(11)	–	–	134	n.a.
Equities	506	–	35	32	(3)	–	–	570	n.a.
	680	–	37	32	(14)	–	–	735	n.a.
Loans	1,781	95	–	141	(814)	7	(3)	1,207	19
Other
Net derivative balances (3)
Interest rate contracts	(493)	(35)	2	(39)	5	9	29	(522)	(34)
Foreign exchange contracts	(51)	(11)	3	1	(1)	–	6	(53)	(23)
Other contracts	(303)	80	3	(12)	7	(274)	107	(392)	109
Valuation adjustments	18	–	–	6	1	–	–	25	–
Other assets	7	–	–	–	(2)	–	–	5	–
	$4,183	$59	$31	$463	$(958)	$(225)	$139	$3,692	$23
Liabilities
Deposits	$(478)	$9	$1	$(401)	$88	$(210)	$449	$(542)	$46
	$(478)	$9	$1	$(401)	$88	$(210)	$449	$(542)	$46

Royal Bank of Canada
  Second Quarter 2025

Note 3 Fair value of financial instruments (continued)

	For the six months ended April 30, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Equities	2,266	(54)	(8)	229	(40)	–	(1)	2,392	(8)
	2,266	(54)	(8)	229	(40)	–	(1)	2,392	(8)
Investment
Mortgage-backed securities	29	–	1	–	–	–	–	30	n.a.
Corporate debt and other debt	149	–	4	–	(9)	–	–	144	n.a.
Equities	466	–	5	3	–	2	–	476	n.a.
	644	–	10	3	(9)	2	–	650	n.a.
Loans	1,859	(54)	4	367	(240)	41	(140)	1,837	(50)
Other
Net derivative balances (3)
Interest rate contracts	(662)	3	–	(14)	13	12	1	(647)	17
Foreign exchange contracts	(49)	(1)	5	15	3	2	(2)	(27)	3
Other contracts	(438)	(115)	6	(48)	1	(86)	382	(298)	(64)
Valuation adjustments	3	–	–	(1)	(8)	–	–	(6)	–
Other assets	11	–	–	–	(2)	–	–	9	–
	$3,634	$(221)	$17	$551	$(282)	$(29)	$240	$3,910	$(102)
Liabilities
Deposits	$(383)	$(51)	$1	$(357)	$38	$(90)	$209	$(633)	$(28)
	$(383)	$(51)	$1	$(357)	$38	$(90)	$209	$(633)	$(28)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $
16 million
for the three months ended April 30, 2025 (April 30, 2024 – gains or losses of $
nil
) and gains of $
31
million for the six months ended April 30, 2025 (April 30, 2024 – gains of $
10
million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2025 included derivative assets of $ 395 million (April 30, 2024 – $ 300 million) and derivative liabilities of $ 1,337 million (April 30, 2024 – $ 1,278 million).
n.a.	not applicable
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended April 30, 2025, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $938 million.
During the three months ended April 30, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $
498
million and Trading U.S. federal, state, municipal and agencies debt of $258 million.
During the three months ended April 30, 2025 and April 30, 2024, there were no significant transfers out of Level 2 to Level 1.
During the six months ended April 30, 2025, transfers out of Level 1 to Level 2 included
Trading U.S. federal, state, municipal and agencies debt of $
938
million. During the six months ended April 30, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $
621
million and Trading U.S. federal, state, municipal and agencies debt of $
258
million.
During the six months ended April 30, 2025 and April 30, 2024, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended April 30, 2025 and April 30, 2024, there were no significant transfers out of Level 2 to Level 3.
During the three months ended April 30, 2025, transfers out of Level 3 to Level 2 included Deposits due to changes in the significance of unobservable inputs. During the three months ended April 30, 2024, transfers out of Level 3 to Level 2 included Other contracts, Loans and Deposits due to changes in the significance of unobservable inputs and changes in the market observability of inputs.

Royal Bank of Canada
  Second Quarter 2025   63

During the six months ended April 30, 2025, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs. During the six months ended April 30, 2024, there were no significant transfers out of Level 2 to Level 3.
During the six months ended April 30, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the six months ended April 30, 2024, transfers out of Level 3 to Level 2 included Other contracts, Deposits and Loans due to changes in the significance of unobservable inputs and changes in the market observability of inputs.
Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$7,332	$9,431	$15,254	$18,905
Financial instruments measured at fair value through other comprehensive income	2,106	1,627	4,155	3,235
Financial instruments measured at amortized cost	15,532	14,696	32,016	29,223
	24,970	25,754	51,425	51,363
Interest expense (1)
Financial instruments measured at fair value through profit or loss	7,317	8,711	15,362	17,795
Financial instruments measured at amortized cost	9,597	10,420	20,059	20,613
	16,914	19,131	35,421	38,408
Net interest income	$8,056	$6,623	$16,004	$12,955

(1)	Excludes interest and dividend income for the three months ended April 30, 2025 of $292 million (April 30, 2024 – $162 million) and for the six months ended April 30, 2025 of $657 million (April 30, 2024 – $434 million), and interest expense for the three months ended April 30, 2025 of $75 million
(April 30, 2024 – $12 million) and for the six months ended April 30, 2025 of $118 million (April 30, 2024 – $23 million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended April 30, 2025 of $1,003 million

(April 30, 2024 – $776 million) and for the six months ended April 30, 2025 of $1,999 million (April 30, 2024 – $1,733 million) presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4 Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	April 30, 2025				October 31, 2024
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$27,793	$46	$(19)	$27,820	$13,165	$31	$(27)	$13,169
Provincial and municipal	9,983	31	(61)	9,953	7,563	27	(36)	7,554
U.S. federal, state, municipal and agencies	105,351	283	(1,687)	103,947	81,632	333	(1,699)	80,266
Other OECD government	16,145	11	(52)	16,104	10,199	6	(49)	10,156
Mortgage-backed securities	2,493	2	(17)	2,478	2,646	3	(15)	2,634
Asset-backed securities	9,905	11	(29)	9,887	9,343	17	(3)	9,357
Corporate debt and other debt	31,349	84	(42)	31,391	31,932	101	(51)	31,982
Equities	791	574	(5)	1,360	728	519	(5)	1,242
	$203,810	$1,042	$(1,912)	$202,940	$157,208	$1,037	$(1,885)	$156,360

(1)	Excludes $100,420 million of held-to-collect securities as at April 30, 2025 that are carried at amortized cost, net of allowance for credit losses (October 31, 2024 – $100,258 million).
(2)	Gross unrealized gains and losses includes $(35) million of allowance for credit losses on debt securities at FVOCI as at April 30, 2025 (October 31, 2024 – $(35) million) recognized in income and Other components of equity.
Allowance
for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada
  Second Quarter 2025

Note 4 Securities (continued)

Allowance for credit losses – securities at FVOCI
(1)

	For the three months ended
	April 30, 2025				April 30, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$4	$–	$(42)	$(38)	$4	$–	$(37)	$(33)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	3	–	–	3
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(1)	–	(2)	(3)	(1)	–	(2)	(3)
Exchange rate and other	1	–	4	5	1	–	–	1
Balance at end of period	$5	$–	$(40)	$(35)	$6	$–	$(39)	$(33)

	For the six months ended
	April 30, 2025				April 30, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$6	$–	$(41)	$(35)	$4	$–	$(37)	$(33)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	4	–	–	4	6	–	–	6
Sales and maturities	(2)	–	–	(2)	(2)	–	–	(2)
Changes in risk, parameters and exposures	(4)	–	(4)	(8)	(3)	–	(4)	(7)
Exchange rate and other	1	–	5	6	1	–	2	3
Balance at end of period	$5	$–	$(40)	$(35)	$6	$–	$(39)	$(33)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit-impaired securities.
Allowance for credit losses – securities at amortized cost

	For the three months ended
	April 30, 2025				April 30, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$6	$8	$–	$14	$9	$14	$–	$23
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	1	–	–	1	1	–	–	1
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	–	(1)	–	(1)	(2)	(1)	–	(3)
Exchange rate and other	(1)	1	–	–	–	–	–	–
Balance at end of period	$6	$8	$–	$14	$8	$13	$–	$21

	For the six months ended
	April 30, 2025				April 30, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$6	$8	$–	$14	$8	$15	$–	$23
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	4	–	–	4
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(1)	(1)	–	(2)	(4)	(1)	–	(5)
Exchange rate and other	(1)	1	–	–	–	(1)	–	(1)
Balance at end of period	$6	$8	$–	$14	$8	$13	$–	$21

Royal Bank of Canada
  Second Quarter 2025   65

Credit risk exposure by internal
risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2024 Annual Report.

	As at
	April 30, 2025				October 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$200,470	$9	$–	$200,479	$154,100	$–	$–	$154,100
Non-investment grade	967	–	–	967	875	–	–	875
Impaired	–	–	134	134	–	–	143	143
	201,437	9	134	201,580	154,975	–	143	155,118
Items not subject to impairment (2)				1,360				1,242
				$202,940				$156,360
Securities at amortized cost
Investment grade	$99,386	$–	$–	$99,386	$99,224	$–	$–	$99,224
Non-investment grade	882	166	–	1,048	856	192	–	1,048
	100,268	166	–	100,434	100,080	192	–	100,272
Allowance for credit losses	6	8	–	14	6	8	–	14
	$100,262	$158	$–	$100,420	$100,074	$184	$–	$100,258

(1)	Reflects $134 million of purchased credit-impaired securities (October 31, 2024 – $143 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Note 5 Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	April 30, 2025					April 30, 2024
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$636	$121	$(2)	$(25)	$730	$542	$28	$(5)	$4	$569
Personal	1,534	288	(178)	(11)	1,633	1,287	213	(134)	5	1,371
Credit cards	1,264	257	(199)	(2)	1,320	1,101	223	(185)	–	1,139
Small business	289	88	(28)	(6)	343	212	39	(19)	(2)	230
Wholesale	3,210	666	(270)	(151)	3,455	2,445	405	(133)	(3)	2,714
Customers’ liability under acceptances	–	–	–	–	–	43	8	–	–	51
	$6,933	$1,420	$(677)	$(195)	$7,481	$5,630	$916	$(476)	$4	$6,074
Presented as:
Allowance for loan losses	$6,600				$7,125	$5,299				$5,715
Other liabilities – Provisions	328				353	282				302
Customers’ liability under acceptances	–				–	43				51
Other components of equity	5				3	6				6

Royal Bank of Canada
  Second Quarter 2025

Note 5 Loans and allowance for credit losses (continued)

	For the six months ended
	April 30, 2025					April 30, 2024
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$572	$194	$(4)	$(32)	$730	$481	$102	$(6)	$(8)	$569
Personal	1,482	535	(367)	(17)	1,633	1,228	415	(273)	1	1,371
Credit cards	1,233	480	(392)	(1)	1,320	1,069	406	(335)	(1)	1,139
Small business	272	134	(52)	(11)	343	194	76	(34)	(6)	230
Wholesale	2,793	1,130	(349)	(119)	3,455	2,326	734	(282)	(64)	2,714
Customers’ liability under acceptances	–	–	–	–	–	50	1	–	–	51
	$6,352	$2,473	$(1,164)	$(180)	$7,481	$5,348	$1,734	$(930)	$(78)	$6,074
Presented as:
Allowance for loan losses	$6,037				$7,125	$5,004				$5,715
Other liabilities – Provisions	311				353	288				302
Customers’ liability under acceptances	–				–	50				51
Other components of equity	4				3	6				6
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

Royal Bank of Canada
  Second Quarter 2025   67

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	April 30, 2025				April 30, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$218	$158	$260	$636	$245	$110	$187	$542
Provision for credit losses
Transfers to stage 1	34	(34)	–	–	16	(16)	–	–
Transfers to stage 2	(14)	18	(4)	–	(4)	8	(4)	–
Transfers to stage 3	(1)	(10)	11	–	(1)	(8)	9	–
Originations	24	–	–	24	32	–	–	32
Maturities	(5)	(8)	–	(13)	(4)	(3)	–	(7)
Changes in risk, parameters and exposures	4	89	17	110	(43)	27	19	3
Write-offs	–	–	(5)	(5)	–	–	(7)	(7)
Recoveries	–	–	3	3	–	–	2	2
Exchange rate and other	(1)	(4)	(20)	(25)	4	–	–	4
Balance at end of period	$259	$209	$262	$730	$245	$118	$206	$569

Personal
Balance at beginning of period	$305	$1,009	$220	$1,534	$280	$843	$164	$1,287
Provision for credit losses
Transfers to stage 1	141	(140)	(1)	–	134	(134)	–	–
Transfers to stage 2	(32)	32	–	–	(18)	19	(1)	–
Transfers to stage 3	(1)	(40)	41	–	–	(31)	31	–
Originations	25	–	–	25	39	–	–	39
Maturities	(13)	(53)	–	(66)	(9)	(40)	–	(49)
Changes in risk, parameters and exposures	(122)	304	147	329	(128)	226	125	223
Write-offs	–	–	(215)	(215)	–	–	(166)	(166)
Recoveries	–	–	37	37	–	–	32	32
Exchange rate and other	1	(2)	(10)	(11)	(2)	4	3	5
Balance at end of period	$304	$1,110	$219	$1,633	$296	$887	$188	$1,371

Credit cards
Balance at beginning of period	$206	$1,058	$–	$1,264	$188	$913	$–	$1,101
Provision for credit losses
Transfers to stage 1	179	(179)	–	–	138	(138)	–	–
Transfers to stage 2	(28)	28	–	–	(27)	27	–	–
Transfers to stage 3	–	(146)	146	–	–	(118)	118	–
Originations	3	–	–	3	10	–	–	10
Maturities	(1)	(15)	–	(16)	(1)	(13)	–	(14)
Changes in risk, parameters and exposures	(155)	373	52	270	(116)	277	66	227
Write-offs	–	–	(246)	(246)	–	–	(201)	(201)
Recoveries	–	–	47	47	–	–	16	16
Exchange rate and other	(2)	(1)	1	(2)	–	(1)	1	–
Balance at end of period	$202	$1,118	$–	$1,320	$192	$947	$–	$1,139

Small business
Balance at beginning of period	$80	$87	$122	$289	$72	$74	$66	$212
Provision for credit losses
Transfers to stage 1	10	(10)	–	–	7	(7)	–	–
Transfers to stage 2	(7)	7	–	–	(4)	4	–	–
Transfers to stage 3	(1)	(3)	4	–	–	(3)	3	–
Originations	11	–	–	11	11	–	–	11
Maturities	(4)	(6)	–	(10)	(4)	(5)	–	(9)
Changes in risk, parameters and exposures	7	39	41	87	(8)	15	30	37
Write-offs	–	–	(31)	(31)	–	–	(22)	(22)
Recoveries	–	–	3	3	–	–	3	3
Exchange rate and other	2	–	(8)	(6)	–	–	(2)	(2)
Balance at end of period	$98	$114	$131	$343	$74	$78	$78	$230

Wholesale
Balance at beginning of period	$835	$992	$1,383	$3,210	$709	$853	$883	$2,445
Provision for credit losses
Transfers to stage 1	44	(43)	(1)	–	52	(51)	(1)	–
Transfers to stage 2	(43)	43	–	–	(40)	41	(1)	–
Transfers to stage 3	(4)	(71)	75	–	(1)	(38)	39	–
Originations	188	–	–	188	245	–	–	245
Maturities	(117)	(97)	–	(214)	(95)	(95)	–	(190)
Changes in risk, parameters and exposures	59	309	324	692	(90)	201	239	350
Write-offs	–	–	(289)	(289)	–	–	(150)	(150)
Recoveries	–	–	19	19	–	–	17	17
Exchange rate and other	(16)	(29)	(106)	(151)	(23)	13	7	(3)
Balance at end of period	$946	$1,104	$1,405	$3,455	$757	$924	$1,033	$2,714

Royal Bank of Canada
  Second Quarter 2025

Note 5 Loans and allowance for credit losses (continued)

	For the six months ended
	April 30, 2025				April 30, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$215	$126	$231	$572	$223	$90	$168	$481
Provision for credit losses
Transfers to stage 1	59	(59)	–	–	33	(33)	–	–
Transfers to stage 2	(18)	24	(6)	–	(10)	18	(8)	–
Transfers to stage 3	(2)	(24)	26	–	(2)	(16)	18	–
Originations	47	–	–	47	51	–	–	51
Maturities	(10)	(14)	–	(24)	(8)	(7)	–	(15)
Changes in risk, parameters and exposures	(33)	158	46	171	(44)	67	43	66
Write-offs	–	–	(9)	(9)	–	–	(11)	(11)
Recoveries	–	–	5	5	–	–	5	5
Exchange rate and other	1	(2)	(31)	(32)	2	(1)	(9)	(8)
Balance at end of period	$259	$209	$262	$730	$245	$118	$206	$569

Personal
Balance at beginning of period	$305	$966	$211	$1,482	$280	$793	$155	$1,228
Provision for credit losses
Transfers to stage 1	285	(284)	(1)	–	259	(259)	–	–
Transfers to stage 2	(53)	56	(3)	–	(37)	39	(2)	–
Transfers to stage 3	(2)	(79)	81	–	(1)	(59)	60	–
Originations	53	–	–	53	61	–	–	61
Maturities	(26)	(106)	–	(132)	(21)	(86)	–	(107)
Changes in risk, parameters and exposures	(258)	558	314	614	(242)	455	248	461
Write-offs	–	–	(438)	(438)	–	–	(335)	(335)
Recoveries	–	–	71	71	–	–	62	62
Exchange rate and other	–	(1)	(16)	(17)	(3)	4	–	1
Balance at end of period	$304	$1,110	$219	$1,633	$296	$887	$188	$1,371

Credit cards
Balance at beginning of period	$207	$1,026	$–	$1,233	$203	$866	$–	$1,069
Provision for credit losses
Transfers to stage 1	334	(334)	–	–	275	(275)	–	–
Transfers to stage 2	(56)	56	–	–	(55)	55	–	–
Transfers to stage 3	(1)	(283)	284	–	(1)	(226)	227	–
Originations	5	–	–	5	13	–	–	13
Maturities	(2)	(27)	–	(29)	(2)	(21)	–	(23)
Changes in risk, parameters and exposures	(283)	680	107	504	(241)	549	108	416
Write-offs	–	–	(480)	(480)	–	–	(460)	(460)
Recoveries	–	–	88	88	–	–	125	125
Exchange rate and other	(2)	–	1	(1)	–	(1)	–	(1)
Balance at end of period	$202	$1,118	$–	$1,320	$192	$947	$–	$1,139

Small business
Balance at beginning of period	$80	$86	$106	$272	$70	$66	$58	$194
Provision for credit losses
Transfers to stage 1	23	(23)	–	–	12	(12)	–	–
Transfers to stage 2	(11)	11	–	–	(9)	9	–	–
Transfers to stage 3	(1)	(6)	7	–	–	(5)	5	–
Originations	20	–	–	20	20	–	–	20
Maturities	(10)	(11)	–	(21)	(7)	(10)	–	(17)
Changes in risk, parameters and exposures	(6)	57	84	135	(13)	30	56	73
Write-offs	–	–	(60)	(60)	–	–	(40)	(40)
Recoveries	–	–	8	8	–	–	6	6
Exchange rate and other	3	–	(14)	(11)	1	–	(7)	(6)
Balance at end of period	$98	$114	$131	$343	$74	$78	$78	$230

Wholesale
Balance at beginning of period	$787	$1,038	$968	$2,793	$774	$785	$767	$2,326
Provision for credit losses
Transfers to stage 1	99	(98)	(1)	–	102	(101)	(1)	–
Transfers to stage 2	(64)	73	(9)	–	(95)	99	(4)	–
Transfers to stage 3	(6)	(206)	212	–	(4)	(47)	51	–
Originations	424	–	–	424	369	–	–	369
Maturities	(303)	(197)	–	(500)	(192)	(182)	–	(374)
Changes in risk, parameters and exposures	11	499	696	1,206	(191)	374	556	739
Write-offs	–	–	(380)	(380)	–	–	(310)	(310)
Recoveries	–	–	31	31	–	–	28	28
Exchange rate and other	(2)	(5)	(112)	(119)	(6)	(4)	(54)	(64)
Balance at end of period	$946	$1,104	$1,405	$3,455	$757	$924	$1,033	$2,714

Royal Bank of Canada
  Second Quarter 2025   69

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2024 Annual Consolidated Financial Statements.
Our base scenario reflects a rise in near-term unemployment rates in Canada and the U.S. as U.S. international trade policy has reduced economic growth outlooks across most advanced economies. The weak economic growth forecast for the remainder of calendar 2025 is expected to result in central bank policy rate reductions in Canada and the U.S. despite increasing inflation.
Our downside scenarios include two additional and more severe downside scenarios designed for trade disruptions and the real estate sector. During the quarter, in response to U.S. international trade policy, we designed a trade disruption scenario to replace our energy sector scenario. Our downside scenarios reflect the possibility of moderate and escalating macroeconomic shocks beginning in calendar Q3 2025 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q2 2025 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run, sustainable growth rate within the forecast period.
Our upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run sustainable growth rate within the forecast period.
We increased weight to our downside scenarios relative to October 31, 2024 to reflect the heightened economic uncertainty related to U.S. international trade policy as compared to our base scenario.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates
– In our base forecast, we expect the Canadian unemployment rate to rise to 6.9% in calendar Q2 2025, peaking at 7.1% in calendar Q3 2025, then returning to its long run equilibrium by calendar Q1 2028. The U.S. unemployment rate is expected to rise to 4.3% in calendar Q2 2025, peaking at 4.8% in calendar Q4 2025, then returning to its long run equilibrium level by calendar Q3 2027.

Canada Unemployment Rate (1)

%
11
10
9
8
7
6
5
4
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Range of alternative scenarios (April 30, 2025)
Base scenario (April 30, 2025)
Base scenario (October 31, 2024)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)

%
9
8
7
6
5
4
3
2
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Range of alternative scenarios (April 30, 2025)
Base scenario (April 30, 2025)
Base scenario (October 31, 2024)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

•
Gross Domestic Product (GDP
)
– In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q2 2025 and thereafter. GDP in calendar Q4 2025 is expected to be 0.6% and 0.1% above Q4 2024 levels in Canada and the U.S., respectively.

Canada Real GDP (1)

Trillions of Canadian dollars

2.8
2.7
2.6
2.5
2.4
2.3
2.2
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Range of alternative scenarios (April 30, 2025)
Base scenario (April 30, 2025)
Base scenario (October 31, 2024)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars
27.0
26.0
25.0
24.0
23.0
22.0
21.0
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Range of alternative scenarios (April 30, 2025)
Base scenario (April 30, 2025)
Base scenario (October 31, 2024)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

Royal Bank of Canada
  Second Quarter 2025

Note 5 Loans and allowance for credit losses (continued)

•
Canadian housing price index
– In our base forecast, we
expect
housing prices to increase by 0.1% over the next 12 months from calendar Q2 2025, with a compound annual growth rate of 3.4% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (30.0)% to 10.9% over the next 12 months and 4.2% to 9.5% for the following 2 to 5 years. As at October 31, 2024, our base forecast included housing price growth of 0.7% from calendar Q4 2024 for the next 12 months and housing price growth of 3.0% for the following 2 to 5 years.

•
Oil price (West Texas Intermediate in US$)
– In our base forecast, we expect oil prices to average $60 per barrel over the next 12 months from calendar Q2 2025 and $64 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $32 to $77 per barrel for the next 12 months and $45 to $69 per barrel for the following 2 to 5 years. As at October 31, 2024, our base forecast included an average price of $69 per barrel for the next 12 months and $66 per barrel for the following 2 to 5 years.

Royal Bank of Canada
  Second Quarter 2025   71

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2024 Annual Report.

	As at
	April 30, 2025				October 31, 2024
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$379,026	$14,792	$–	$393,818	$388,742	$1,354	$–	$390,096
Medium risk	20,819	2,494	–	23,313	18,419	4,479	–	22,898
High risk	2,073	6,484	–	8,557	1,761	6,593	–	8,354
Not rated (2)	51,487	2,326	–	53,813	52,569	1,479	–	54,048
Impaired	–	–	1,423	1,423	–	–	1,233	1,233
	453,405	26,096	1,423	480,924	461,491	13,905	1,233	476,629
Items not subject to impairment (3)				910				915
Total				$481,834				$477,544

Loans outstanding – Personal
Low risk	$84,858	$2,710	$–	$87,568	$82,904	$1,680	$–	$84,584
Medium risk	4,217	3,721	–	7,938	5,525	3,063	–	8,588
High risk	672	2,468	–	3,140	592	2,365	–	2,957
Not rated (2)	11,368	760	–	12,128	11,303	498	–	11,801
Impaired	–	–	414	414	–	–	408	408
Total	$101,115	$9,659	$414	$111,188	$100,324	$7,606	$408	$108,338

Loans outstanding – Credit cards
Low risk	$17,153	$187	$–	$17,340	$17,363	$177	$–	$17,540
Medium risk	2,086	2,342	–	4,428	1,999	2,436	–	4,435
High risk	67	2,361	–	2,428	75	2,289	–	2,364
Not rated (2)	996	774	–	1,770	1,173	53	–	1,226
Total	$20,302	$5,664	$–	$25,966	$20,610	$4,955	$–	$25,565

Loans outstanding – Small business
Low risk	$10,105	$664	$–	$10,769	$9,428	$773	$–	$10,201
Medium risk	2,533	1,093	–	3,626	2,740	962	–	3,702
High risk	241	1,254	–	1,495	214	1,086	–	1,300
Not rated (2)	8	–	–	8	7	–	–	7
Impaired	–	–	394	394	–	–	321	321
Total	$12,887	$3,011	$394	$16,292	$12,389	$2,821	$321	$15,531

Undrawn loan commitments – Retail
Low risk	$289,824	$3,667	$–	$293,491	$284,036	$592	$–	$284,628
Medium risk	13,222	454	–	13,676	12,110	381	–	12,491
High risk	745	682	–	1,427	746	602	–	1,348
Not rated (2)	10,150	91	–	10,241	10,715	88	–	10,803
Total	$313,941	$4,894	$–	$318,835	$307,607	$1,663	$–	$309,270

Wholesale – Loans outstanding
Investment grade	$123,066	$1,921	$–	$124,987	$116,549	$1,471	$–	$118,020
Non-investment grade	196,334	28,852	–	225,186	189,889	26,826	–	216,715
Not rated (2)	11,780	677	–	12,457	12,871	721	–	13,592
Impaired	–	–	6,708	6,708	–	–	3,905	3,905
	331,180	31,450	6,708	369,338	319,309	29,018	3,905	352,232
Items not subject to impairment (3)				9,813				8,207
Total				$379,151				$360,439

Undrawn loan commitments – Wholesale
Investment grade	$354,793	$695	$–	$355,488	$345,236	$516	$–	$345,752
Non-investment grade	166,910	14,878	–	181,788	170,212	14,512	–	184,724
Not rated (2)	3,964	20	–	3,984	3,290	17	–	3,307
Total	$525,667	$15,593	$–	$541,260	$518,738	$15,045	$–	$533,783

(1)	Includes $115 million of purchased or originated credit-impaired loans (October 31, 2024 – $109 million).
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.
Loans past due but not impaired
(1), (2)

	As at
	April 30, 2025			October 31, 2024
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$2,286	$294	$2,580	$2,542	$263	$2,805
Wholesale	789	–	789	1,454	4	1,458
	$3,075	$294	$3,369	$3,996	$267	$4,263

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Royal Bank of Canada
  Second Quarter 2025

Note 6 Deposits

	As at
	April 30, 2025				October 31, 2024
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$219,237	$55,622	$244,313	$519,172	$205,714	$62,845	$253,580	$522,139
Business and government	405,325	20,220	468,028	893,573	369,943	20,157	449,570	839,670
Bank	9,859	–	24,182	34,041	9,675	641	37,406	47,722
	$634,421	$75,842	$736,523	$1,446,786	$585,332	$83,643	$740,556	$1,409,531
Non-interest-bearing (4)
Canada	$153,998	$8,914	$226	$163,138	$144,712	$7,164	$203	$152,079
United States	35,619	–	–	35,619	38,520	–	–	38,520
Europe (5)	164	–	–	164	11	–	–	11
Other International	8,010	–	–	8,010	7,758	–	–	7,758
Interest-bearing (4)
Canada	377,070	16,939	578,646	972,655	355,221	14,468	594,066	963,755
United States	47,675	49,106	68,428	165,209	28,389	61,087	75,933	165,409
Europe (5)	6,029	779	65,797	72,605	5,013	851	53,295	59,159
Other International	5,856	104	23,426	29,386	5,708	73	17,059	22,840
	$634,421	$75,842	$736,523	$1,446,786	$585,332	$83,643	$740,556	$1,409,531

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both s avin gs and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at April 30, 2025, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $514 billion, $39 billion, $69 billion and $34 billion, respectively (October 31, 2024 – $511 billion, $34 billion, $53 billion and $29 billion, respectively).
(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits
(1)

	As at
(Millions of Canadian dollars)	April 30 2025	October 31 2024
Within 1 year:

less than 3 months	$195,573	$207,698
3 to 6 months	105,964	94,585
6 to 12 months	163,152	173,603
1 to 2 years	87,172	79,777
2 to 3 years	60,082	61,175
3 to 4 years	39,147	45,767
4 to 5 years	16,770	20,692
Over 5 years	68,663	57,259
	$736,523	$740,556

(1)	The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $670 billion (October 31, 2024 – $670 billion).

Note 7 Insurance and reinsurance
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Insurance service result
Insurance revenue	$1,331	$1,247	$2,739	$2,452
Insurance service expense	(1,092)	(1,000)	(2,216)	(1,984)
Net income (expense) from reinsurance contracts held	(15)	(44)	(13)	(78)
	$224	$203	$510	$390
Insurance investment result
Net investment income	$255	$86	$625	$2,104
Insurance finance income (expense)	(206)	(20)	(506)	(1,996)
Reinsurance finance income (expense)	29	(7)	41	92
	$78	$59	$160	$200
Insurance service and insurance investment results	$302	$262	$670	$590

Royal Bank of Canada
  Second Quarter 2025   73

Note 8 Employee benefits – Pension and other post-employment benefits
We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the effects of remeasurements recorded in OCI:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Current service costs	$52	$47	$8	$8
Past service costs	49	–	–	–
Net interest expense (income)	(41)	(37)	20	20
Remeasurements of other long-term benefits	–	–	3	(1)
Administrative expense	5	4	–	–
Defined benefit pension expense	65	14	31	27
Defined contribution pension expense	131	98	–	–
	$196	$112	$31	$27

	For the six months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Current service costs	$104	$93	$16	$16
Past service costs	49	–	–	–
Net interest expense (income)	(81)	(75)	39	40
Remeasurements of other long-term benefits	–	–	5	9
Administrative expense	11	8	–	–
Defined benefit pension expense	83	26	60	65
Defined contribution pension expense	288	204	–	–
	$371	$230	$60	$65
Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
(Millions of Canadian dollars)	Defined benefit pension plans		Other post-employment benefit plans
	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(526)	$(548)	$(48)	$(50)
Experience adjustments	(1)	–	(2)	(1)
Return on plan assets (excluding interest based on discount rate)	561	465	–	–
	$34	$(83)	$(50)	$(51)

(Millions of Canadian dollars)	For the six months ended
	Defined benefit pension plans		Other post-employment benefit plans
	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(183)	$723	$(14)	$70
Experience adjustments	(1)	–	(2)	–
Return on plan assets (excluding interest based on discount rate)	132	(1,004)	–	–
	$(52)	$(281)	$(16)	$70

(1)
Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Note 9 Income taxes
Tax examinations and assessments
During the second quarter of 2025, we received proposal letters (the Proposals) from the Canada Revenue Agency (CRA) in respect of the 2020 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately $411 million as the CRA denied the deductibility of certain dividends. This amount represents the maximum additional taxes owing for that year. The Proposals are consistent with the previously received reassessments as described in
Note 21 of our audited 2024 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Pillar Two legislation
The Organisation for Economic Co-operation and Development’s two-pillar plan includes a 15% global minimum corporate tax on certain multinational enterprises (Pillar Two). Pillar Two legislation in certain countries in which RBC operates became effective for us beginning November 1, 2024, including the Global Minimum Tax Act (GMTA) in Canada, which increased RBC’s effective tax rate by approximately 1.6% for the three and six months ended April 30, 2025.

74
Royal Bank of Canada
  Second Quarter 2025

Note 10 Significant capital and funding transactions
Preferred shares and other equity instruments
On November 1, 2024, we issued US$1,000 million of Limited Recourse Capital Notes Series 5 (LRCN Series 5) with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of US$1,000 million of our First Preferred Shares, Series BX (Series BX Preferred Shares), issued concurrently with LRCN Series 5 at a price of US$1,000 per Series BX Preferred Share.
The price per LRCN Series 5 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 6.35% per annum until November 24, 2034 and thereafter at a rate per annum, reset every fifth year, equal to the prevailing 5-year U.S. Treasury Rate plus 2.257% until maturity on November 24, 2084. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of LRCN Series 5, (iii) non-payment of principal at the maturity of LRCN Series 5, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 5.
LRCN Series 5 are redeemable on or prior to maturity to the extent we redeem Series BX Preferred Shares on certain redemption dates as set out in the terms of Series BX Preferred Shares and subject to the consent and approval of OSFI.
The terms of Series BX Preferred Shares and LRCN Series 5 include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 5 will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets, which will consist of common shares pursuant to an automatic conversion of Series BX Preferred Shares. The terms of Series BX Preferred Shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series BX Preferred Share will be determined by dividing the share value of Series BX Preferred Shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.
LRCN Series 5 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion. The non-payment of interest and principal in cash does not constitute an event of default and will trigger delivery of Series BX Preferred Shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
On May 24, 2025, we redeemed all 24 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD at a redemption price of $25.00 per share.
Subordinated debentures
On December 23, 2024, we redeemed all $1,500 million of our outstanding NVCC 2.88% subordinated debentures due December 23, 2029 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
On January 29, 2025, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.279% per annum until February 4, 2030, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.45% thereafter until maturity on February 4, 2035.
Common shares issued

	For the three months ended
	April 30, 2025		April 30, 2024
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	158	$14	228	$22
Issued in connection with dividend reinvestment plan (2)	–	–	5,715	740
Purchased for cancellation (3)	(3,013)	(45)	–	–
	(2,855)	$(31)	5,943	$762

	For the six months ended
	April 30, 2025		April 30, 2024
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	374	$36	628	$60
Issued in connection with dividend reinvestment plan (2)	–	–	11,850	1,460
Purchased for cancellation (3)	(4,955)	(74)	–	–
	(4,581)	$(38)	12,478	$1,520

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(2)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three and six months ended April 30, 2025 our DRIP requirements were satisfied through open market share purchases. During the three and six months ended April 30, 2024 our DRIP requirements were satisfied through shares issued from treasury.
(3)	During the three months ended April 30, 2025, under the NCIB we purchased for cancellation common shares at a total fair value of $488 million (average cost of $162.10 per share), with a book value of $45 million (book value of $14.87 per share). During the six months ended April 30, 2025, under the NCIB we purchased for cancellation common shares at a total fair value of $
826
million (average cost of $166.76 per share), with a book value of $

million (book value of $14.86 per share). During the three and six months ended April 30, 2024, we did not have an active NCIB and therefore we did not purchase any common shares for cancellation.

Royal Bank of Canada
  Second Quarter 2025   75

Note 11 Earnings per share

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Basic earnings per share
Net income	$4,390	$3,950	$9,521	$7,532
Dividends on preferred shares and distributions on other equity instruments	(112)	(67)	(230)	(125)
Net income attributable to non-controlling interests	(4)	(2)	(6)	(4)
Net income available to common shareholders	$4,274	$3,881	$9,285	$7,403
Weighted average number of common shares (in thousands)	1,411,362	1,412,651	1,412,671	1,409,452
Basic earnings per share (in dollars)	$3.03	$2.75	$6.57	$5.25
Diluted earnings per share
Net income available to common shareholders	$4,274	$3,881	$9,285	$7,403
Weighted average number of common shares (in thousands)	1,411,362	1,412,651	1,412,671	1,409,452
Stock options (1)	2,155	1,489	2,366	1,364
Issuable under other share-based compensation plans	–	26	–	26
Average number of diluted common shares (in thousands)	1,413,517	1,414,166	1,415,037	1,410,842
Diluted earnings per share (in dollars)	$3.02	$2.74	$6.56	$5.25

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2025, an average of 917,151 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2024, no outstanding options were excluded from the calculation of diluted earnings per share. For the six months ended April 30, 2025, an average of 684,687 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share. For the six months ended April 30, 2024, an average of 1,060,719 outstanding options with an average exercise price of $131.64 were
excluded from the calculation of diluted earnings per share.

Note 12 Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 24 of our audited 2024 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On January 17, 2025, the U.S. Department of Labor (DOL) proposed exemptive relief to allow Royal Bank of Canada to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act from March 5, 2025 through March 4, 2030. On February 21, 2025, the DOL proposed to extend the original relief granted to Royal Bank of Canada in 2016 until the earlier of September 4, 2025 or the effective date of a final agency action in connection with the proposed exemption published on January 17, 2025. The six month
extension was granted on March 5, 2025. While there can be no assurances, we anticipate the DOL will grant the relief proposed on January 17, 2025 before the six month extension expires on September 4, 2025.
U.K. Competition and Markets Authority investigation
In February 2025, Royal Bank of Canada and RBC Europe Limited entered into a settlement with the U.K. Competition and Markets Authority and agreed to make payment of £34.2 million in full and final resolution of the matter.
In the U.S. class action, in March 2025, the court preliminarily approved the settlement agreement entered into by RBC Europe Limited, RBC Capital Markets, LLC and certain of the other defendants to dismiss the putative class action filed in the U.S., with prejudice, against those defendants. The settlement agreement remains subject to final court approval.

Royal Bank of Canada
  Second Quarter 2025

Note 13 Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into five business segments: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended April 30, 2025
(Millions of Canadian dollars)	Personal Banking (1)	Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$3,519	$1,734	$1,301	$–	$1,275	$227	$8,056
Non-interest income	1,286	328	4,096	338	2,026	(458)	7,616
Total revenue	4,805	2,062	5,397	338	3,301	(231)	15,672
Provision for credit losses	654	539	86	–	146	(1)	1,424
Non-interest expense	1,952	698	4,098	80	1,885	17	8,730
Income (loss) before income taxes	2,199	825	1,213	258	1,270	(247)	5,518
Income taxes (recoveries)	597	228	284	47	68	(96)	1,128
Net income	$1,602	$597	$929	$211	$1,202	$(151)	$4,390
Non-interest expense includes:
Depreciation and amortization	$271	$27	$318	$24	$137	$1	$778

	For the three months ended April 30, 2024
(Millions of Canadian dollars)	Personal Banking (1), (4)	Commercial Banking (1), (4)	Wealth Management (1), (4)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$2,985	$1,329	$1,222	$–	$764	$323	$6,623
Non-interest income	1,178	327	3,567	298	2,390	(229)	7,531
Total revenue	4,163	1,656	4,789	298	3,154	94	14,154
Provision for credit losses	464	290	27	–	137	2	920
Non-interest expense	1,787	566	3,728	69	1,722	436	8,308
Income (loss) before income taxes	1,912	800	1,034	229	1,295	(344)	4,926
Income taxes (recoveries)	509	223	194	52	33	(35)	976
Net income	$1,403	$577	$840	$177	$1,262	$(309)	$3,950
Non-interest expense includes:
Depreciation and amortization	$272	$8	$309	$(1)	$130	$(7)	$711

	For the six months ended April 30, 2025
(Millions of Canadian dollars)	Personal Banking (1)	Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$7,024	$3,530	$2,695	$–	$2,193	$562	$16,004
Non-interest income	2,592	659	8,270	744	4,864	(722)	16,407
Total revenue	9,616	4,189	10,965	744	7,057	(160)	32,411
Provision for credit losses	1,142	878	167	–	288	(1)	2,474
Non-interest expense	3,967	1,408	8,302	167	3,926	216	17,986
Income (loss) before income taxes	4,507	1,903	2,496	577	2,843	(375)	11,951
Income taxes (recoveries)	1,227	529	587	94	209	(216)	2,430
Net income	$3,280	$1,374	$1,909	$483	$2,634	$(159)	$9,521
Non-interest expense includes:
Depreciation and amortization	$545	$53	$635	$22	$281	$–	$1,536

	For the six months ended April 30, 2024
(Millions of Canadian dollars)	Personal Banking (1), (4)	Commercial Banking (1), (4)	Wealth Management (1), (4)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$5,839	$2,611	$2,452	$–	$1,425	$628	$12,955
Non-interest income	2,355	658	7,024	661	4,680	(694)	14,684
Total revenue	8,194	3,269	9,476	661	6,105	(66)	27,639
Provision for credit losses	928	460	38	1	304	2	1,733
Non-interest expense	3,511	1,108	7,569	140	3,364	940	16,632
Income (loss) before income taxes	3,755	1,701	1,869	520	2,437	(1,008)	9,274
Income taxes (recoveries)	999	474	365	123	21	(240)	1,742
Net income	$2,756	$1,227	$1,504	$397	$2,416	$(768)	$7,532
Non-interest expense includes:
Depreciation and amortization	$507	$8	$620	$3	$254	$(9)	$1,383

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.

(2)	Taxable equivalent basis.
(3)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(4)
Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing moved from the previous Personal & Commercial Banking segment to the Wealth Management segment. Amounts have been revised from those previously presented to conform to our new basis of segment presentation.

Royal Bank of Canada
  Second Quarter 2025   77

Total assets and total liabilities by business segment

	As at April 30, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$561,214	$192,549	$185,080	$31,275	$1,175,510	$96,505	$2,242,133
Total liabilities	561,182	192,547	183,623	31,131	1,175,427	(34,307)	2,109,603

	As at October 31, 2024
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$555,029	$187,142	$184,503	$29,288	$1,127,661	$87,959	$2,171,582
Total liabilities	554,970	187,135	183,055	29,158	1,127,564	(37,492)	2,044,390

Note 14 Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the second quarter of 2025, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2025	October 31 2024
Capital (1)
CET1 capital	$92,829	$88,936
Tier 1 capital	103,194	97,952
Total capital	116,237	110,487
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$570,953	$548,809
Market risk	39,287	33,930
Operational risk	93,680	89,543
Total RWA	$703,920	$672,282
Capital ratios and Leverage ratio (1)
CET1 ratio	13.2%	13.2%
Tier 1 capital ratio	14.7%	14.6%
Total capital ratio	16.5%	16.4%
Leverage ratio	4.3%	4.2%
Leverage ratio exposure	$2,379,092	$2,344,228
TLAC available and ratios (2)
TLAC available	$217,931	$196,659
TLAC ratio	31.0%	29.3%
TLAC leverage ratio	9.2%	8.4%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.